
10011247

CROGHAN

Bancshares, Inc.

2009

Annual Report

CROGHAN BANCSHARES, INC.

CONTENTS

FINANCIAL HIGHLIGHTS

	2009	2008	Percent Change
For the year:			
Net income	$3,106,000	$4,352,000	(28.6)%
Income per common share	1.81	2.51	(27.9)%
Dividends per common share	1.28	1.28	-
Return on average assets	.66%	.96%	
Return on average stockholders' equity	5.56%	8.09%	
At year-end:			
Assets	$481,988,000	$460,476,000	4.7%
Loans	324,484,000	349,433,000	(7.1)%
Securities	110,138,000	72,981,000	50.9%
Deposits	370,719,000	345,077,000	7.4%
Stockholders' equity	56,127,000	54,819,000	2.4%
Book value per common share	$32.75	$31.86	2.8%
Stockholders' equity to total assets	11.64%	11.90%	
Number of stockholders of record	700	723	(3.2)%
Number of full-time equivalent employees	146	151	(3.3)%

To Our Shareholders:

Performance in a Tough Year

As we looked to 2009, we were facing an unprecedented series of events that would likely redefine the face of the financial industry. We did not know the extent of the damage or what the industry would look like in the aftermath. But we did know that we had to prepare for a severe economic downturn.

At Croghan we resolved to navigate through the tough conditions, to help our clients in every way we could and to show leadership in our communities. Through it all, we have not strayed from our strategy of building long-term relationships and staying with our core practice of providing a safe, sound, and convenient place for our clients to do their banking.

As a community bank, we can make a difference for the many families and businesses that we serve throughout our communities. That includes knowing our clients and offering them financially sound services that we can all understand. Another part of that formula is focusing on long-term consistent performance rather than being distracted by initiatives that drive only short-term earnings. This has allowed us to stay stable and healthy in the midst of such economic and financial turmoil around us. We never found ourselves in a position to have to stop investing in our systems, our infrastructure, our people, or the further development of our products. I feel that this emphasis on serving clients and growing our business will drive our results for years to come.

Through it all, we've managed to keep a high level of liquidity and preserve our strong capital position, which has allowed us to maintain our dividend payout, while continuing to produce positive net income to the bottom line.

There are many areas that are impacted during an economic recession. Among them, we've seen businesses struggle with cash flows and homeowners feeling the effects of rising unemployment rates. During 2009, we experienced a decline in loan balances due mostly to those types of pressures. In turn, we've built up our reserve for loan loss by increasing our provision expense. The economy, and its impact on our industry, has also led to many financial institution failures. These failures have burdened the national deposit insurance system to the point that our FDIC premium costs have increased dramatically.

Despite these difficult conditions, we have continued to make loans and maintain a solid balance sheet. Because of our capital position, expense control efforts, risk management, and consistent focus on credit quality, we believe we have many opportunities for growth and are positioned to do so as conditions improve.

Along the way we lost a good friend and former board member in 2009, as Claude Young passed away unexpectedly in November. He was deeply committed to his family and his community and we will miss him.

Priorities for 2010

As we look forward to 2010, we are committed to being a better bank every day. What sets us apart is not just what we do, but how we do it. First, our job every day is to WOW our clients. We're committed to understanding our clients' needs and their problems and finding the right solutions.

Our second priority is to focus on growth opportunities and utilize our competitive advantage so we can grow our natural market share. Regarding acquisitions, we've always said that if we see an opportunity that's consistent with our growth strategy, meets our risk requirements, and can be arranged in a shareholder-friendly way, we'll seriously consider it. Regardless, we enter every growth discussion with the understanding that the reason to get bigger and gain economies of scale is when doing so enables us to do a better job for our clients and shareholders.

Third, our strength is based on risk that we can understand and measure. We continue to focus on maximizing the return on every dollar of risk we take. And this leads to our final concentration, which is to operate with excellence and manage expenses to improve productivity. That means getting the job done better than our competitors every day.

Building for the Future

We know how fortunate we are to have good employees who like helping others. Without a management team who also believes in the fundamentals of exceptional client service, rigorous cost control, and pristine credit quality, we simply would not be the strong organization we are today, especially given the economic pressures of the past two years. Our staff knows what distinguishes Croghan—we believe in building long-term relationships with our clients and we understand that our success is intertwined with theirs. This success results in added shareholder value.

As we plan for the future, we like our position and believe that our business is strong. Even in tough years like 2008 and 2009, we did not – and will not – stop doing all the things that make our company better.

With my recent announcement and retirement plans scheduled later this year, I would like to express my thanks to the employees, clients, and shareholders of Croghan. This is a wonderful organization to the credit of the people who are a part of it. Everyone connected should feel proud of what we have here. I certainly do, and I thank you for allowing me to serve you.

Sincerely,



Steven C. Futrell
President and Chief Executive Officer

January 2010

CROGHAN BANCSHARES, INC.

DESCRIPTION OF THE CORPORATION

Croghan Bancshares, Inc., an Ohio corporation (the "Corporation" or "Croghan"), is a bank holding company incorporated in 1983 with $481,988,000 in total assets as of December 31, 2009. Croghan owns all of the outstanding shares of The Croghan Colonial Bank (the "Bank"), an Ohio state-chartered bank incorporated in 1888 and headquartered in Fremont, Ohio.

The Bank offers a diverse range of commercial and retail banking services through its 11 banking centers located in Bellevue, Clyde, Custar, Fremont, Green Springs, Monroeville, Norwalk, and Port Clinton, Ohio. Products are comprised of traditional banking services such as consumer, commercial, agricultural and real estate loans, personal and business checking accounts, savings accounts, time deposit accounts, safe deposit box services, and trust department services. Investment products bearing no FDIC insurance are offered through the Bank's Trust and Investment Services Division.

MARKET PRICE AND DIVIDENDS ON COMMON SHARES

The Corporation's common shares are quoted on the OTC Bulletin Board under the symbol "CHBH." The following shows the ranges of high and low price quotations, as reported on the OTC Bulletin Board, for the Corporation's common shares for each quarterly period during 2009 and 2008. OTC Bulletin Board quotations reflect inter-dealer prices, without mark-up, mark-down, or commission and may not necessarily represent actual transactions.

	2009		2008	
	Low	**High**	**Low**	**High**
First Quarter	$21.55	26.50	$27.50	35.00
Second Quarter	23.40	28.50	27.00	36.25
Third Quarter	24.00	28.00	26.25	28.75
Fourth Quarter	22.00	25.30	23.00	27.75

Dividends declared by the Corporation on its common shares during the past two years were as follows:

	2009	2008
Three-months ended March 31	$ .32	$ .32
Three-months ended June 30	.32	.32
Three-months ended September 30	.32	.32
Three-months ended December 31	.32	.32
Total	$1.28	$1.28

The ability of the Corporation to declare and pay dividends on its common shares is dependent, in large part, on dividends received from the Bank. The ability of the Bank to pay dividends is subject to certain legal and regulatory limitations described in Note 17 to the Consolidated Financial Statements of the Annual Report and in the discussion of "Liquidity" under Management's Discussion and Analysis of Financial Condition and Results of Operations.

There were 699 holders of record of the Corporation's common shares on January 31, 2010.

AVAILABILITY OF MORE INFORMATION

To obtain a free copy of the Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2009, please write to:

Croghan Bancshares, Inc.
Barry F. Luse, Secretary
323 Croghan Street
Fremont, OH 43420

CROGHAN BANCSHARES, INC.

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

	Years ended December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands, except share data)				
Statements of operations:					
Total interest income	$ 23,926	$ 25,892	$ 27,752	$ 26,904	$ 25,385
Total interest expense	6,275	8,160	10,524	9,613	7,310
Net interest income	17,651	17,732	17,228	17,291	18,075
Provision for loan losses	3,000	1,550	100	380	705
Net interest income, after provision for loan losses	14,651	16,182	17,128	16,911	17,370
Total non-interest income	3,588	3,414	3,486	3,035	2,761
Total non-interest expenses	14,181	13,526	12,755	12,168	12,077
Income before federal income taxes	4,058	6,070	7,859	7,778	8,054
Federal income taxes	952	1,718	2,348	2,289	2,333
Net income	$ 3,106	$ 4,352	$ 5,511	$ 5,489	$ 5,721
Per share of common stock:					
Net income	$ 1.81	$ 2.51	$ 3.13	$ 3.03	$ 3.05
Dividends	1.28	1.28	1.24	1.20	1.16
Book value	32.75	31.86	30.53	28.65	27.07
Average shares of common stock outstanding	1,719,509	1,732,611	1,763,320	1,814,011	1,877,987
Year-end balances:					
Loans, net	$320,051	$346,146	$347,156	$353,678	$337,286
Securities	110,138	72,981	51,479	61,913	81,421
Total assets	481,988	460,476	455,128	458,858	461,899
Deposits	370,719	345,077	362,833	371,194	368,459
Stockholders' equity	56,127	54,819	53,288	51,163	49,931
Average balances:					
Loans, net	$330,829	$341,499	$343,979	$337,538	$340,158
Securities	83,555	66,394	55,007	70,090	72,131
Total assets	468,170	455,286	448,489	452,209	459,707
Deposits	358,192	356,668	364,481	366,261	368,315
Stockholders' equity	55,895	53,820	52,011	50,357	50,052
Selected ratios:					
Net yield on average interest-earning assets	4.12%	4.26%	4.23%	4.19%	4.30%
Return on average assets	.66	.96	1.23	1.21	1.24
Return on average stockholders' equity	5.56	8.09	10.60	10.90	11.43
Net loan charge-offs as a percent of average outstanding net loans	.56	.47	.10	.12	.22
Allowance for loan losses as a percent of year-end loans	1.37	.94	.96	1.01	1.06
Stockholders' equity as a percent of total year-end assets	11.64	11.90	11.71	11.15	10.81

CROGHAN BANCSHARES, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides additional information relating to Croghan's financial condition and results of operations. This information is presented to further the reader's understanding of Croghan's Consolidated Financial Statements of the Annual Report.

FORWARD-LOOKING STATEMENTS

Where appropriate, the following discussion contains the insights of management into known events and trends that have or may be expected to have a material effect on Croghan's operations and financial condition. The information presented may also contain forward-looking statements regarding future financial performance, which are not historical facts and which involve various risks and uncertainties. Croghan cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advises readers that various factors including regional and national economic conditions, changes in the levels of market interest rates, and competitive and regulatory issues could affect Croghan's financial performance and cause the actual results for future periods to differ materially from those anticipated or projected.

Without limiting the foregoing and by way of example and not by way of limitation, some of the statements in the following referenced sections of this discussion and analysis are forward-looking and are, therefore, subject to such risks and uncertainties:

1. Management's discussion of the interest rates included under "Net Interest Income"
2. Management's discussion relating to the determination and assessment of the provision and allowance for loan losses included under "Provision for Loan Losses and the Allowance for Loan Losses"
3. Management's discussion of capital requirements and impairment charges included under "Stockholders' Equity"
4. Management's discussion relating to the Bank's liquidity sources and needs included under "Liquidity"
5. Management's discussion of interest rate risk exposure included under "Interest Rate Risk"

Croghan does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements, except to the extent required by law.

PERFORMANCE SUMMARY

Croghan's net income for the year ended December 31, 2009 was $3,106,000, compared to $4,352,000 in 2008, and $5,511,000 in 2007. Net income in 2009 as compared to 2008 was unfavorably impacted by a $1,450,000 increase in the provision for loan losses, a $655,000 increase in non-interest expenses, and an $81,000 decrease in net interest income, while net income was favorably impacted by a $174,000 increase in non-interest income and a $766,000 decrease in federal income tax expense. The increase in the provision for loan losses is more fully explained in the "Provision for Loan Losses and the Allowance for Loan Losses" section. The increase in non-interest expenses is primarily attributable to a $619,000 increase in FDIC premiums as more fully discussed in the "Non-interest Expenses" section. The decrease in federal income taxes is reflective of the decrease in Croghan's income before federal income taxes.

The return on average assets in 2009 was .66%, compared to .96% in 2008, and 1.23% in 2007. The return on average stockholders' equity was 5.56% in 2009, 8.09% in 2008, and 10.60% in 2007. Net income per share in 2009 amounted to $1.81, compared to $2.51 in 2008, and $3.13 in 2007. Changes in these amounts from year to year were generally reflective of changes in the level of net income.

Assets increased to $481,988,000 at December 31, 2009, compared to $460,476,000 at December 31, 2008, an increase of 4.7%. Loans decreased $24,949,000, or 7.1%, to $324,484,000 at December 31, 2009, compared to $349,433,000 at December 31, 2008. The decrease in loans resulted from continued soft loan demand in Croghan's market area, the selling of substantially all fixed rate mortgage loans originated in 2009, and $1,854,000 of net loan charge-offs recognized in 2009. With the decline in loan demand and corresponding increase in deposits, securities increased $37,157,000, or 50.9%, to $110,138,000 at December 31, 2009, compared to $72,981,000 at December 31, 2008. Deposits increased $25,642,000, or 7.4%, to $370,719,000 at December 31, 2009, from $345,077,000 at December 31, 2008. Stockholders' equity at December 31, 2009 was $56,127,000, a 2.4% increase compared to $54,819,000 at December 31, 2008.

RESULTS OF OPERATIONS

NET INTEREST INCOME

Net interest income, which represents the revenue generated from interest-earning assets in excess of the interest cost of funding those assets, is Croghan's principal source of income. Net interest income is influenced by market interest rate conditions and the volume and mix of interest-earning assets and interest-bearing liabilities. Many external factors affect net interest income and typically include the strength of client loan demand, client preference for individual deposit account products, competitors' loan and deposit product offerings, the national and local economic climates, and Federal Reserve monetary policy.

The following demonstrates the components of net interest income for the years ended December 31:

	2009	2008	2007
		(Dollars in thousands)	
Average interest-earning assets	$428,275	$416,393	$406,940
Interest income	23,926	25,892	27,752
Average rate earned	5.59%	6.22%	6.82%
Average interest-bearing liabilities	$356,283	$348,557	$345,290
Interest expense	6,275	8,160	10,524
Average rate paid	1.76%	2.34%	3.05%
Net interest income	$ 17,651	$ 17,732	$ 17,228
Net interest yield (net interest income divided by average interest-earning assets)	4.12%	4.26%	4.23%

2009 vs. 2008. Net interest income for 2009 decreased $81,000, or .5%, to $17,651,000, compared to $17,732,000 in 2008. Average interest-earning assets in 2009 increased $11,882,000, which was a result of the mixture of the loan portfolio decrease, securities portfolio increase, and increase in cash and cash equivalents. Throughout 2009, Croghan reinvested the mix of loan portfolio run-off and the increase in deposits to increase the security portfolio to help maintain net interest income. Average interest-bearing liabilities increased $7,726,000, which was a result of increases in deposits, which was a trend resulting from consumers not spending and keeping monies in deposits.

In 2009, the Federal Reserve Open Market Committee (FOMC) maintained the low managed interest rates causing the average rate earned on interest-earning assets and average rate paid on interest-bearing liabilities to decrease in 2009. The average rate earned on interest-earning assets decreased to 5.59% in 2009 from 6.22% in 2008, while the average rate paid on interest-bearing liabilities decreased to 1.76% in 2009 from 2.34% in 2008. The net effect of these changes was that Croghan's net interest yield decreased to 4.12% in 2009 from 4.26% in 2008.

2008 vs. 2007. Net interest income for 2008 increased $504,000, or 2.9%, to $17,732,000, compared to $17,228,000 in 2007. Average interest-earning assets in 2008 increased $9,453,000, which was a direct result of the increase to the securities portfolio. Throughout 2008, Croghan took advantage of favorable spreads between investment rates and other borrowing rates which resulted in an increase to the security portfolio, other borrowings, and net interest income. Average interest-bearing liabilities increased $3,267,000, which was a result of increases in borrowed funds and offset by a decrease in deposits.

In 2008, the FOMC lowered managed interest rates 200 basis points, or 2.00%. With the reductions in managed rates, the average rate earned on interest-earning assets and average rate paid on interest-bearing liabilities both decreased in 2008. The average rate earned on interest-earning assets decreased to 6.22% in 2008 from 6.82% in 2007, while the average rate paid on interest-bearing liabilities decreased to 2.34% in 2008 from 3.05% in 2007. The net effect of these changes was that Croghan's net interest yield increased to 4.26% in 2008 from 4.23% in 2007.

PROVISION FOR LOAN LOSSES AND THE ALLOWANCE FOR LOAN LOSSES

Croghan's loan policy provides guidelines for managing both credit risk and asset quality. The policy details acceptable lending practices, establishes loan-grading classifications, and prescribes the use of a loan review process. Croghan employs credit analysis staff to aid in facilitating the early identification of problem loans, to help ensure sound credit decisions, and to assist in the determination of the allowance for loan losses. Croghan also engages an outside credit review firm to supplement the credit analysis function and to provide an independent assessment of the loan review process. Croghan's loan policy, loan review process, and credit analysis staff facilitate management's evaluation of the credit risk inherent in the lending function.

PROVISION FOR LOAN LOSSES AND THE ALLOWANCE FOR LOAN LOSSES (CONTINUED)

Croghan performs ongoing reviews to identify potential problem and nonperforming loans and also completes in-depth analysis with respect to the quarterly allowance for loan losses calculation. Part of this analysis involves assessing the need for specific reserves relative to impaired loans. This evaluation typically includes a review of the loan's past performance history, a comparison of the estimated collateral value in relation to the outstanding loan balance, the overall financial strength of the borrower, industry risks pertinent to the borrower, and competitive trends that may influence the borrower's future financial performance. Loans are considered impaired when, based upon the most current information available, it appears probable that the borrower will not be able to make payments according to the contractual terms of the loan agreement. Impaired loans are recorded at the observable market price of the loan, the fair value of the underlying collateral (if the loan is collateral dependent), or the present value of the expected future cash flows discounted at the loan's effective interest rate. Given that Croghan's impaired loans are typically collateralized by real estate or other borrower assets, the fair value of individual impaired loans is most often based upon the underlying collateral value. Large groups of smaller balance homogenous loans are collectively evaluated for impairment.

To determine the allowance for loan losses, Croghan prepares a detailed quarterly analysis that focuses on delinquency trends, the status of nonperforming loans (i.e., impaired, nonaccrual, restructured, and past due 90 days or more), current and historical trends of charged-off loans within each loan category (i.e., commercial, real estate, and consumer), existing local and national economic conditions, and changes within the volume and mix in each loan category. Higher loss rates are applied in calculating the allowance for loan losses relating to potential problem loans. The loss rates are periodically evaluated considering historic loss rates in the respective potential problem loan categories (i.e., special mention, substandard, doubtful) and current trends. During 2009, Croghan began updating the allowance for loan losses analysis monthly.

Regular provisions are made in amounts sufficient to maintain the balance in the allowance for loan losses at a level considered by management to be adequate for losses within the portfolio. Even though management uses all available information to assess possible loan losses, future additions or reductions to the allowance may be required as changes occur in economic conditions and specific borrower circumstances. The regulatory agencies that periodically review Croghan's allowance for loan losses may also require additions to the allowance or the charge-off of specific loans based upon the information available to them at the time of their examinations.

The following provides factors relating to the provision and allowance for loan losses for the years ended December 31:

	2009	2008	2007
		(Dollars in thousands)	
Provision for loan losses charged to expense	$ 3,000	$ 1,550	$ 100
Net loan charge-offs	1,854	1,621	342
Net loan charge-offs as a percent of average outstanding net loans	.56%	.47%	.10%

The following provides information relating to problem loans and the allowance for loan losses as of December 31:

	2009	2008	2007
		(Dollars in thousands)	
Nonaccrual loans	$ 5,903	$ 1,845	$ 2,285
Loans contractually past due 90 days or more and still accruing interest	45	334	237
Restructured loans	3,191	-	-
Potential problem loans, other than those past due 90 days or more, nonaccrual, or restructured	22,227	13,140	9,405
Total potential problem and nonperforming loans	$31,366	$15,319	$11,927
Allowance for loan losses	$ 4,433	$ 3,287	$ 3,358
Allowance for loan losses as a percent of year-end loans	1.37%	.94%	.96%

2009 vs. 2008.

Provision for loan losses and net loan charge-offs

The 2009 provision for loan losses totaled $3,000,000, or $1,450,000 more than the 2008 provision of $1,550,000. The increase in the 2009 provision was attributable to an increase in both the level of loan charge-offs during 2009, as compared to 2008, and the level of potential problem and nonperforming loans at December 31, 2009, as compared to December 31, 2008. During 2009, Croghan recognized $1,854,000 of net charge-offs, which was up $233,000 from the $1,621,000 of net charge-offs in 2008. The increase in net charge-offs over the past two years has also resulted in a significant increase in the historical loss rates used in calculating the Bank's allowance for loan losses for non-impaired credits.

Nonaccruals and net loan charge-offs

The $4,058,000 increase in nonaccrual loans from 2008 to 2009 is due to several commercial and commercial real estate clients that experienced deteriorating cash flows throughout the year. One commercial loan client ceased operations during the year resulting in an addition of $1,211,000 to nonaccrual loans and $757,000 of net loans charge-offs. Charge-offs during 2009 from loans on nonaccrual of interest at year-end amounted to $1,257,000.

Restructured loans

Restructured loans at December 31, 2009 totaled $3,191,000. These loans are performing commercial related loans which are all under 30 days past due. These loans have been restructured from their original loan agreements by modifying their principal and interest payment terms to have interest only payments for a short period of time, typically between one to six months. These restructured terms allow the client to remain current during a period in which they expect or are experiencing a reduction in their anticipated or actual cash flow. After the period of interest only payments, all the loans are set to start paying principal and interest payments similar to the original loan agreements.

Potential problem and nonperforming loans

Loan quality in general has deteriorated as Croghan's market area continues to experience the effects of poor economic times. Croghan typically classifies a loan as a potential problem loan, regardless of its collateralization or any contractually obligated guarantors, when a review of the borrower's financial statements indicates that the borrower does not generate sufficient operating cash flow to adequately service its debts.

Total potential problem and nonperforming loans increased $16,047,000, or 104.8%, to $31,366,000 at December 31, 2009, compared to $15,319,000 at December 31, 2008. This increase resulted from a $4,058,000 increase in nonaccrual loans, a $3,191,000 increase in restructured loans, and a $9,087,000 increase in potential problem loans at December 31, 2009, as compared to December 31, 2008. The increase was due to both the volume of loans being classified as potential problem loans, as well as several other large commercial loans being classified as potential problem credits. Also within this category, the primary reason for the increase was due to one large commercial client in the manufacturing industry being downgraded due to a deterioration of their cash flow. This client remains current and no modifications of their original loan agreements have been made. Extensive analysis of the client's cash flow and collateral position shows that the client continues to be in a position to meet all future principal and interest obligations to Croghan.

A positive trend in the categories of potential problem and nonperforming loans at December 31, 2009 as compared to December 31, 2008 is a $289,000 decrease in loans contractually past due 90 days or more and still accruing interest.

PROVISION FOR LOAN LOSSES AND THE ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The following provides additional detail pertaining to the past due status of Croghan's potential problem loans as of December 31, 2009 (dollars in thousands):

Potential problem loans not currently past due	$16,453
Potential problem loans past due one day or more but less than 10 days	186
Potential problem loans past due 10 days or more but less than 30 days	4,833
Potential problem loans past due 30 days or more but less than 60 days	528
Potential problem loans past due 60 days or more but less than 90 days	227
Total potential problem loans	$22,227

The following provides additional detail pertaining to the collateralization of Croghan's potential problem loans as of December 31, 2009 (dollars in thousands):

Collateralized by an interest in real property	$21,622
Collateralized by an interest in assets other than real property	600
Unsecured	5
Total potential problem loans	$22,227

2008 vs. 2007. The 2008 provision for loan losses totaled $1,550,000, or $1,450,000 more than the 2007 provision of $100,000. The increase in the 2008 provision was attributable to an increase in both the level of loan charge-offs during 2008, as compared to 2007, and the level of potential problem and nonperforming loans at December 31, 2008, as compared to December 31, 2007. During 2008, Croghan recognized $1,055,000 of charge-offs on one commercial loan credit. Croghan had provided a specific reserve relating to the credit of $800,000 in its allowance for loan losses calculation as of December 31, 2007.

Total potential problem and nonperforming loans increased $3,392,000, or 28.4%, to $15,319,000 at December 31, 2008, compared to $11,927,000 at December 31, 2007. The adverse trends resulted from Croghan's higher level of potential problem loans at December 31, 2008, as compared to December 31, 2007, and were indicative of worsening economic conditions in Croghan's primary lending area.

Positive trends in the categories of potential problem and nonperforming loans at December 31, 2008 as compared to December 31, 2007 included a $440,000 decrease in nonaccrual loans. Adverse trends included a $97,000 increase in loans contractually past due 90 days or more and still accruing interest and a $3,735,000 increase in other potential problem loans at December 31, 2008, as compared to December 31, 2007. This increase was primarily due to both the volume of loans being classified as potential problem loans, as well as several large commercial credits being classified as potential problem credits.

The following provides additional detail pertaining to the past due status of Croghan's potential problem loans as of December 31, 2008 (dollars in thousands):

Potential problem loans not currently past due	$10,139
Potential problem loans past due one day or more but less than 10 days	2,193
Potential problem loans past due 10 days or more but less than 30 days	487
Potential problem loans past due 30 days or more but less than 60 days	224
Potential problem loans past due 60 days or more but less than 90 days	97
Total potential problem loans	$13,140

The following provides additional detail pertaining to the collateralization of Croghan's potential problem loans as of December 31, 2008 (dollars in thousands):

Collateralized by an interest in real property	$12,381
Collateralized by an interest in assets other than real property	747
Unsecured	12
Total potential problem loans	$13,140

NON-INTEREST INCOME

Non-interest income is comprised of the items summarized in the following for the years ended December 31:

	2009	2008	2007
		(Dollars in thousands)	
Trust income	$ 898	$ 865	$ 888
Service charges on deposit accounts	1,491	1,569	1,551
Gain on sale of loans	289	-	-
Gain on sale of securities	-	19	-
Increase in cash value of life insurance	345	374	355
Other operating income	565	587	692
Total non-interest income	$3,588	$3,414	$3,486

2009 vs. 2008. Total non-interest income in 2009 increased to $3,588,000, compared to $3,414,000 in 2008, an increase of $174,000, or 5.1%. Trust income in 2009 increased $33,000, or 3.8%, from the 2008 level. The Trust Department held total assets of $133,452,000 for 761 clients at December 31, 2009, compared to $137,614,000 at December 31, 2008. Services offered by the Trust Department include qualified retirement plans (e.g., 401k and simple plans), personal trusts, investment management accounts, cash management accounts, individual retirement accounts, custody accounts, charitable trusts, and charitable gift annuities.

Service charges on deposit accounts decreased $78,000, or 5.0%, in 2009 as compared to 2008 as a result of general change in consumer spending throughout the 2009 year.

During the first quarter of 2009, Croghan commenced selling fixed-rate residential mortgage loans resulting in gain on sale of loans of $289,000. Included in gain on sale of loans was capitalized mortgage servicing rights of $102,000. At December 31, 2009, the unpaid balance of mortgage loans serviced for others amounted to $13,454,000.

Croghan has purchased split-dollar life insurance policies on behalf of certain current and former employees and officers. The increase in the cash value of these policies accumulates on a tax-exempt basis, as long as the policies are not cashed, and the tax savings is used to fund supplemental retirement benefits for the named individuals. The total cash value of these life insurance policies aggregated $10,946,000 at December 31, 2009 and $10,601,000 at December 31, 2008. The increase in cash value of the policies amounted to $345,000 in 2009, compared to $374,000 in 2008.

Other operating income decreased $22,000, or 3.7%, to $565,000 in 2009, from $587,000 reported in 2008. Other operating income includes fees generated by the Investment Department of Croghan's Trust and Investment Services Division. The Investment Department markets non-FDIC insured investment products, such as mutual funds and annuities. Fees generated by the Investment Department totaled $76,000 in 2009, compared to $133,000 in 2008. Other items of note that comprise other operating income include ATM surcharge fees, MasterCard merchant referral commissions, safe deposit box fees, credit life insurance sales commissions, and fees from the sale of official checks and money orders.

2008 vs. 2007. Total non-interest income in 2008 decreased to $3,414,000, compared to $3,486,000 in 2007, a decrease of $72,000, or 2.1%. Trust income in 2008 decreased $23,000, or 2.6%, from the 2007 level. The Trust Department held total assets of $137,614,000 for 760 clients at December 31, 2008, compared to $140,063,000 of assets at December 31, 2007.

Service charges on deposit accounts increased $18,000, or 1.2%, in 2008 as compared to 2007 as a result of Croghan's continued development of various deposit products and services, as well as close scrutiny of its fee structure in comparison to its costs.

The cash value of split-dollar life insurance policies aggregated $10,601,000 at December 31, 2008 and $10,227,000 at December 31, 2007. The increase in cash value of the policies amounted to $374,000 in 2008, compared to $355,000 in 2007.

Other operating income decreased $105,000, or 15.2%, to $587,000 in 2008, from $692,000 reported in 2007. Fees generated by the Investment Department totaled $133,000 in 2008, compared to $98,000 in 2007.

NON-INTEREST EXPENSES

Non-interest expenses are comprised of the items summarized in the following for the years ended December 31:

	2009	2008	2007
		(Dollars in thousands)	
Salaries and wages	$ 5,926	$ 5,955	$ 5,663
Employee benefits	1,648	1,666	1,523
Total personnel	7,574	7,621	7,186
Occupancy of premises	834	900	837
FDIC premium assessments	669	50	43
Amortization of core deposit intangible asset	57	58	58
Equipment and vehicle	1,195	1,263	1,196
Professional and consulting services	520	423	437
State franchise and other taxes	516	500	496
Postage	296	297	294
Stationery and supplies	247	226	219
Advertising and marketing	192	208	179
Third party computer processing	275	290	241
Examination fees	191	199	182
MasterCard franchise and processing	152	141	155
Loan collection and repossession fees	255	167	72
ATM network and processing fees	252	220	184
Telephone	100	107	99
Other operating	856	856	877
Total non-interest expenses	$14,181	$13,526	$12,755

2009 vs. 2008. Total non-interest expenses in 2009 increased to $14,181,000, from $13,526,000 in 2008, an increase of $655,000, or 4.8%, including a $619,000 increase in FDIC premium assessments. Total personnel expense decreased $47,000, or .6%, to $7,574,000 in 2009, from $7,621,000 in 2008. Full-time equivalent employees totaled 146 at December 31, 2009 compared to 151 at December 31, 2008. Other expenses that increased more than $50,000 between 2009 and 2008 included professional and consulting services and loan collection and repossession fees.

The significant increase in FDIC premium assessments was due to increased deposit premium rates as well as the FDIC Special Assessment ruling issued on May 22, 2009, which required all insured depository institutions to pay a special assessment equal to the lesser of 5 basis points on total assets less Tier 1 capital, or 10 basis points on total deposits.

On September 29, 2009, the FDIC adopted a Notice of Proposed Rulemaking (NPR) that would mandate that insured depository institutions prepay their quarterly risk-based assessments to the FDIC for the fourth quarter of 2009 and for all of 2010, 2011, and 2012 on December 30, 2009 when they pay their risk-based assessment for the third quarter of 2009. The assessments will address the FDIC's short-term liquidity needs. While the FDIC may use the prepaid premiums to pay resolution costs, the FDIC cannot immediately include the premiums in the calculation of the deposit insurance fund reserve. Under the plan, each depository institution would record the entire amount of its prepayment as an asset, and each depository would record an expense for its calculated regular quarterly assessment and a credit to the prepaid asset until the asset is exhausted. Accordingly, as of December 31, 2009, Croghan had prepaid assessments, which are included in other assets, of $1,797,000 to cover 2010, 2011, and 2012.

Loan collection and repossession fees increased $88,000 in 2009, due to a significant increase in the volume of troubled loans that required attention resulting in foreclosures, as well as additional legal fees incurred on several large problem commercial loans. Fees for professional and consulting services increased $97,000 in 2009, primarily due to Croghan establishing an enterprise risk management program, as well as Croghan engaging an independent third party to perform a goodwill impairment evaluation, the results of which demonstrated no impairment of goodwill as of July 1, 2009.

In 2010, Croghan expects to implement virtualization, a technical upgrade which will cost approximately $200,000. Virtualization is a consolidation of Croghan's computer servers which will improve efficiencies, as well as give Croghan a real time disaster recovery system which will help reduce the impact to Croghan and its clients of unforeseen disaster. These upgrades to Croghan's operations will take place during the first and second quarters of 2010.

NON-INTEREST EXPENSES (CONTINUED)

2008 vs. 2007. Total non-interest expenses in 2008 increased to $13,526,000, from $12,755,000 in 2007, an increase of $771,000, or 6.0%. Total personnel expense increased $435,000, or 6.1%, to $7,621,000 in 2008, from $7,186,000 in 2007. In connection with the split-dollar life insurance policies described in the "Non-Interest Income" section, Croghan has entered into agreements with certain officers and employees to provide for supplemental retirement benefits. In connection with these agreements, Croghan recognized a provision for deferred compensation of $142,000 in 2008 (none in 2007), which is included in employee benefits. Full-time equivalent employees totaled 151 at December 31, 2008 compared to 152 at December 31, 2007. Other expenses that changed more than $50,000 between 2008 and 2007 included occupancy of premises, equipment and vehicle, and loan collection and repossession fees.

Occupancy of premises expense increased $63,000, or 7.5%, in 2008, as compared to 2007. The increase was primarily due to the costs incurred from the opening of the new Norwalk banking center, improvements at the West banking center, and improvements to the Main banking center. Equipment and vehicle expenses increased $67,000, or 5.6%, in 2008, as compared to 2007. Increases in equipment costs were primarily due to additional equipment purchased for the Norwalk, Main, and West banking centers, equipment maintenance contract fees, and merchant capture costs.

Loan collection and repossession fees increased $95,000 in 2008 as compared to 2007, due to a significant increase in the volume of foreclosures, as well as additional legal fees incurred on several large problem commercial loans.

FEDERAL INCOME TAXES

Federal income tax expense totaled $952,000 in 2009, compared to $1,718,000 in 2008, and $2,348,000 in 2007. The effective tax rate in 2009 was 23.5%, compared to 28.3% in 2008, and 29.9% in 2007. The decrease in the effective tax rate in 2009, as compared to 2008 was attributable to tax exempt income from securities and split dollar life insurance comprising a larger portion of income before federal income taxes.

FINANCIAL POSITION

SECURITIES

Croghan's securities portfolio is used to enhance net interest income, provide liquidity in the event of unforeseen cash flow needs, and diversify financial risk. At December 31, 2009, Croghan classified substantially all of its securities as available-for-sale. Available-for-sale securities are reported at their fair values, with the net unrealized gain or loss, net of tax, reported as a component of stockholders' equity known as "accumulated other comprehensive income (loss)." All securities are periodically reviewed for impairment.

Croghan's available-for-sale investment portfolio is primarily comprised of U.S. Government agency and political subdivision obligations. The fair value of available-for-sale securities totaled $105,792,000 at December 31, 2009, compared to $68,748,000 at December 31, 2008. As previously mentioned in the "Net Interest Income" section, Croghan invested the run-off from the loan portfolio and increase in deposits into the securities portfolio to help maintain net interest income. Croghan has one corporate debt obligation which is classified as held-to-maturity and carried at amortized cost, amounting to $502,000 at December 31, 2009 and $504,000 at December 31, 2008.

Croghan's restricted stock includes shares issued by the Federal Reserve Bank of Cleveland, Federal Home Loan Bank of Cincinnati, and Bankers Bancshares, Inc. of Gahanna, Ohio. Croghan maintains investments in these entities to facilitate borrowing capacity (FHLB), as a member (Federal Reserve), and for loan participation opportunities (Bankers Bancshares). The carrying value of restricted stock totaled $3,844,000 at December 31, 2009 and $3,729,000 at December 31, 2008.

The aggregate carrying value of all securities at December 31, 2009 totaled $110,138,000, an increase of 50.9%, as compared to $72,981,000 at December 31, 2008. Also, throughout 2009, Croghan used proceeds from securities maturities, sales, calls, and Federal Home Loan Bank borrowings to purchase new securities.

LOANS

The following summarizes total loans and the percent change by major category as of December 31:

	2009	2008	Percent Change
	(Dollars in thousands)		
Commercial, financial, and agricultural	$ 27,311	$ 32,566	(16.1)%
Real estate – residential mortgage	129,931	147,050	(11.6)%
Real estate – non-residential mortgage	146,485	142,452	2.8 %
Real estate – construction	5,828	9,952	(41.4)%
Consumer	12,333	14,843	(16.9)%
Credit card	2,596	2,570	1.0%
Total loans	$324,484	$349,433	(7.1)%

Due to the continued downturn in economic conditions throughout Croghan's market area and continued strict loan underwriting demands, the outstanding balance of Croghan's total loans decreased $24,949,000, or 7.1%, to $324,484,000 at December 31, 2009 from $349,433,000 at December 31, 2008. As demonstrated in the preceding table, decreases occurred in all loan categories except for non-residential real estate and credit card loans. The increase in non-residential real estate loans of $4,033,000, or 2.8%, reflected Croghan's continued emphasis on obtaining real estate collateral for commercial loans. The most significant decreases during 2009 occurred in the real estate – residential mortgage category which decreased $17,119,000, or 11.6%, primarily as a result of selling fixed rate mortgages in the secondary market, and reduced levels of loan originations due to declining loan volumes and poor economic conditions. The decision to actively sell new fixed rate mortgages in the secondary market was made primarily to help manage interest rate risk. Newly-originated 15-30 year fixed rate mortgages being sold carry historically low interest rates. The Bank has decided to reduce its interest rate risk to future potential increases in loan rates by selling these assets, and investing the proceeds in the securities portfolio. Also declining in 2009 was the commercial, financial, and agricultural loan category, which decreased $5,255,000, or 16.1%, as a result of charge-offs and reclassification due to the securing of real estate as collateral for more of these loans. The consumer loan category decreased $2,510,000, or 16.9%, as a result of continued consumer spending habit changes and competition from non-traditional credit sources. The real estate – construction category decreased $4,124,000, or 41.4%, as a result of the poor economic climate.

OTHER REAL ESTATE OWNED

During 2009, other real estate owned (OREO) increased $2,036,000 to $2,330,000 at December 31, 2009 compared to $294,000 at December 31, 2008. This increase was primarily attributable to a real estate development loan client who ceased operations during the fourth quarter of 2009. In December 2009, Croghan accepted from the client deeds in lieu of foreclosure to various residential and non-residential properties resulting in a $1,915,000 transfer to OREO. During 2009, Croghan sold various properties from OREO and recognized a write-down on a property held in OREO at December 31, 2009, resulting in an overall loss on sale or write-down of OREO of $24,000.

DEPOSITS AND OTHER INTEREST-BEARING LIABILITIES

Deposits and other interest-bearing liabilities at December 31, 2009 increased $20,666,000, or 5.1%, compared to December 31, 2008. Deposits and other interest-bearing liabilities serve as a primary source of cash flows to fund loan demand and are summarized in the following as of December 31:

	2009	2008	Percent Change
	(Dollars in thousands)		
Demand non-interest bearing	$ 60,072	$ 49,820	20.6%
Savings, NOW, and money market deposits	159,316	143,922	10.7%
Time deposits	151,331	151,335	- %
Total deposits	370,719	345,077	7.4%
Federal funds purchased and securities sold under repurchase agreements	16,375	17,351	(5.6)%
Federal Home Loan Bank borrowings	35,500	39,500	(10.1)%
Total deposits and other interest-bearing liabilities	$422,594	$401,928	5.1%

Demand non-interest bearing and savings, NOW, and money market deposits increased, and Federal Home Loan Bank borrowings, time deposits, and federal funds purchased and securities sold under repurchase agreements decreased in 2009. Federal Home Loan Bank borrowings decreased $4,000,000, due to a borrowing that matured in March 2009. The increase in demand non-interest bearing deposits of $10,252,000, along with the increase in savings, NOW, and money market deposits of $15,394,000, was due to the continued strategy of Croghan to build strong relationships with our clients as well as a change in savings patterns experienced throughout the industry. Federal funds purchased and securities sold under repurchase agreements decreased $976,000, or 5.6%, due to the influx of demand deposits that occurred during 2009. The small decrease in time deposits was due to the continued low interest rate environment.

STOCKHOLDERS' EQUITY

Croghan's stockholders' equity is summarized in the following at December 31:

	2009	2008
	(Dollars in thousands)	
Common stock	$23,926	$23,926
Surplus	179	179
Retained earnings	38,187	37,281
Accumulated other comprehensive income	1,044	471
Treasury stock	(7,209)	(7,038)
Total stockholders' equity	$56,127	$54,819

STOCKHOLDERS' EQUITY (CONTINUED)

Accumulated other comprehensive income consists of the net unrealized gain on securities classified as available-for-sale. At December 31, 2009, Croghan held $105,792,000 of available-for-sale securities with a net unrealized gain of $1,044,000, net of income taxes. This compares to available-for-sale securities of $68,748,000 at December 31, 2008, with a net unrealized gain of $471,000, net of income taxes. The $573,000 change in accumulated other comprehensive income was the result of customary and expected fluctuations in the bond market related to changes in interest rates during 2009. Since management believes that none of Croghan's investment securities holdings in an unrealized loss position at December 31, 2009 and 2008 are other than temporarily impaired, there were no securities impairment charges made to operations in either 2009 or 2008.

Treasury stock at December 31, 2009 increased $171,000, or 2.4%, as compared to December 31, 2008. During 2009, Croghan repurchased 6,981 of its outstanding shares at an average price of $24.54 per share, all of which were maintained in treasury stock at December 31, 2009.

Bank holding companies, including Croghan, are subject to minimum capital requirements established by the Federal Reserve Board. Additionally, all insured depository institutions, including the Bank, are subject to the Federal Reserve Board's capital classification system that assigns institutions into one of the following categories: well capitalized, adequately capitalized, or undercapitalized. Failure of a bank or bank holding company to meet the adequately capitalized or minimum capital standards may result in the initiation of certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on an institution's financial statements.

The Federal Reserve Board's minimum Tier I risk-based and total risk-based capital ratios established for bank holding companies are 4% and 8%, respectively. At December 31, 2009, Croghan had a Tier I risk-based capital ratio of 13.3% and a total risk-based capital ratio of 14.6%. To be considered as "well capitalized" under prompt corrective action provisions, a bank must have a Tier I risk-based capital ratio (as defined) of at least 6% and a total capital ratio (as defined) of at least 10%. At December 31, 2009, the Bank was deemed "well capitalized" with a Tier I risk-based capital ratio of 11.7% and a total risk-based capital ratio of 13.9%. A detailed analysis of the capital amounts and related capital ratios for Croghan and the Bank is included in Note 17 to the Consolidated Financial Statements. Management believes that, as of December 31, 2009 and 2008, Croghan and the Bank met all applicable capital adequacy requirements.

LIQUIDITY

The Bank's primary sources of liquidity are derived from its core deposit base and stable stockholders' equity position. Secondary liquidity is provided by adjusting the daily federal funds sold position (when available), by actively managing the investment portfolio, and by adjusting federal funds purchased (borrowed) under established lines of credit from correspondent banks. At December 31, 2009, the Bank had established lines of credit with two correspondent banks to purchase federal funds, which are readily available on an unsecured short-term basis to meet daily liquidity needs as they arise. The average balance borrowed under these lines during 2009 totaled $134,000. The Bank had no federal funds purchased at December 31, 2009 compared to $1,600,000 purchased at December 31, 2008. The Bank also had additional borrowing capacity of $57,551,000 available from the Federal Home Loan Bank of Cincinnati. These funds can be drawn upon subject to adequate pledging of Federal Home Loan Bank stock and eligible residential mortgage loans.

Additionally, the Bank maintains a portion of its assets in liquid form to meet anticipated client loan demands and to fund possible deposit account outflows. At December 31, 2009, liquid assets in the form of cash and cash equivalents totaled $16,724,000, or 3.5%, of total assets. The Bank also had $105,792,000 of available-for-sale securities which management has no current plans of selling, but could provide liquidity should the need arise. Management believes these liquid assets, as well as a staggered maturity schedule for other borrowings, principal pay downs within the investment portfolio, and cash flow from loan repayments provide adequate liquidity for day-to-day operations.

The liquidity needs of Croghan, primarily the need to pay quarterly cash dividends to stockholders, are funded by upstream-dividends from the Bank. Dividends to the holding company from the Bank totaled $2,300,000 in 2009, $2,897,000 in 2008, and $5,378,000 in 2007. The ability of the Bank to pay dividends is subject to limitations under various laws and regulations and to prudent and sound banking practices. In general, subject to certain minimum capital requirements, the Bank may declare a dividend at any time without the approval from the State of Ohio Division of Financial Institutions, provided its dividends in a calendar year do not exceed the total of its net profits for that year combined with its retained profits for the two preceding years. Under these provisions, the Bank had $2,188,000 available for dividends on January 1, 2010 and projects adequate income throughout 2010 to support Croghan's cash dividends to stockholders.

INTEREST RATE RISK

Interest rate risk is one of Croghan's most significant financial exposures. This risk, which is common to the financial institution sector, is an integral part of Croghan's operations and impacts the rate-pricing strategy for essentially all loan and deposit products. The management and oversight of interest rate risk, including the establishment of acceptable guidelines, is the responsibility of the Asset/Liability Management Committee (ALCO). The ALCO Committee, and the associated Asset/Liability Management Policy, seek to quantify and monitor the risk, to adequately provide for liquidity needs, and to maximize net interest income by managing net interest yield.

Croghan monitors its interest rate risk through a sensitivity analysis, which strives to measure potential changes in future earnings and the fair values of its financial instruments that could result from hypothetical changes in interest rates. The first step in this analysis is to estimate the expected cash flows from Croghan's financial instruments using the interest rates in effect at December 31, 2009. To arrive at fair value estimates, the cash flows from Croghan's financial instruments are discounted to their approximated present values.

Hypothetical changes in interest rates are applied to those financial instruments, and the cash flows and fair value estimations are then simulated. When calculating the net interest income estimations, hypothetical rates are applied to the financial instruments based upon the assumed cash flows. Croghan has historically applied interest rate "shocks" to its financial instruments of 100 and 200 basis points (up and down) for its net interest income, and 200 basis points (up and down) for the value of its equity. However, because interest rates were below 1.0% at December 31, 2009, the sensitivity analysis can't be performed with respect to a negative 100 and 200 basis point change in market rates.

The following presents the potential sensitivity in Croghan's annual net interest income for a 100 and 200 basis-point (i.e., 1.0% and 2.0%) change in market interest rates and the potential sensitivity in the present value of Croghan's equity for a sudden and sustained 200 basis-point (i.e., 2.0%) change in market interest rates (dollars in thousands):

	December 31, 2009		ALCO Guidelines
	Change in Dollars ($)	**Change in Percent (%)**	**For the Change in Percent (%)**
Annual Net Interest Income Impact			
For a Change of +100 Basis Points	548	3.1	(10.0)
For a Change of –100 Basis Points	N/A	N/A	10.0
For a Change of +200 Basis Points	554	3.1	(15.0)
For a Change of –200 Basis Points	N/A	N/A	15.0
Impact on the Net Present Value of Equity			
For a Change of +200 Basis Points	(10,218)	(9.6)	(20.0)
For a Change of –200 Basis Points	N/A	N/A	20.0

The projected volatility of net interest income and the net present value of equity at December 31, 2009 were within Croghan's established guidelines. The preceding analysis encompasses the use of a variety of assumptions, including the relative levels of market interest rates, loan prepayments, and the possible reaction of depositors to changes in interest rates. The analysis simulates possible outcomes and should not be relied upon as being indicative of actual results. Additionally, the analysis does not necessarily contemplate all of the actions that Croghan could undertake in response to changes in market interest rates.

OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL OBLIGATIONS, AND CONTINGENT LIABILITIES AND COMMITMENTS

The following summarizes Croghan's loan commitments, including letters of credit, as of December 31, 2009 (dollars in thousands):

		Amount of Commitment to Expire Per Period			
Type of Commitment	**Total Amount**	**Less Than 1 Year**	**1-3 Years**	**4-5 Years**	**Over 5 Years**
Commercial lines of credit	$29,383	$28,085	$187	$ 111	$ 1,000
Real estate lines of credit	30,646	298	650	1,304	28,394
Consumer lines of credit	576	576	-	-	-
Credit card lines of credit	10,670	10,670	-	-	-
Guarantees	-	-	-	-	-
Total Commitments	$71,275	$39,629	$837	$1,415	$29,394

Croghan had $71,275,000 in total loan commitments at December 31, 2009, including $39,629,000 expiring within one year. All lines of credit represent either fee-paid or legally binding loan commitments for the loan categories noted. Letters of credit are also included in the amounts noted below, since Croghan requires that each letter of credit be supported by a loan agreement. Commercial and consumer lines represent both unsecured and secured obligations. Real estate lines are secured by mortgages on residential and non-residential property. Credit card lines are made on an unsecured basis. It is anticipated that a significant portion of these lines will expire without being drawn upon, particularly credit card lines, which represent the maximum amount available to all cardholders. Additionally, $26,917,000 of the commercial lines are due on demand, with many of those lines established for seasonal operating purposes.

The following summarizes Croghan's other contractual obligations as of December 31, 2009 (dollars in thousands):

		Payments Due by Period			
Contractual Obligations	**Total Amount**	**Less Than 1 Year**	**1-3 Years**	**4-5 Years**	**Over 5 Years**
Long-term debt	$35,500	$10,000	$15,500	$5,000	$5,000
Capital leases	-	-	-	-	-
Operating leases	290	54	110	104	22
Unconditional purchase obligations	-	-	-	-	-
Other	674	72	-	-	602
Total Obligations	$36,464	$10,126	$15,610	$5,104	$5,624

Long-term debt represents borrowings from the Federal Home Loan Bank of Cincinnati which requires payment of interest on a monthly basis with principal due at maturity. The obligations are at fixed interest rates and stipulate a prepayment penalty if the respective note's interest rate exceeds the current market rate for similar borrowings at the time of prepayment. As notes mature, Croghan evaluates the liquidity and interest-rate circumstances at that point in time to determine whether to pay off or renew the notes. The evaluation process typically includes: the strength of current and projected client loan demand, Croghan's federal funds sold or purchased position, projected cash flows from maturing investment securities, the current and projected market interest rate environment, local and national economic conditions, and client demand for Croghan's deposit product offerings.

Croghan had no capital leases or unconditional purchase obligations as of December 31, 2009. Additionally, obligations pertaining to deposits or federal funds purchased and securities sold under repurchase agreements are not included. Croghan's operating lease obligations include the Port Clinton banking center, located in a retail supermarket in the Knollcrest Shopping Center, and an ATM site north of Fremont. Croghan also has various future operating lease obligations aggregating $76,000 at December 31, 2009 for photocopying and mail processing equipment which are not included in the table.

The "Other" contractual obligations totaling $674,000 represent projected payments for the periods indicated to various participants and their designated beneficiaries in the Bank's various supplemental retirement benefit plans. Of this amount, $215,000 has been accrued as a liability as of December 31, 2009. During the fourth quarter of 2008, these agreements were amended for certain former and current executive officers. Under the terms of these amended agreements, those individuals agreed to accept specified accelerated payments based on a discount rate of 6.0%. The Bank made payments in January 2010 of $72,000 under the amended agreements.

IMPACT OF RECENT ACCOUNTING STANDARDS

A summary of new accounting standards adopted or subject to adoption in 2009, as well as newly-issued but not effective accounting standards at December 31, 2009 is presented in Notes 2 and 23, respectively, to the Consolidated Financial Statements.

SIGNIFICANT ACCOUNTING POLICIES

Croghan's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices for the commercial banking industry. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements. These estimates, assumptions, and judgments are based upon the information available as of the date of the financial statements.

The most significant accounting policies followed by Croghan are presented in Note 1 to the Consolidated Financial Statements. These policies, along with the other disclosures presented in the Notes to the Consolidated Financial Statements and in Management's Discussion and Analysis, provide information about how significant assets and liabilities are valued in the financial statements and how those values are determined. Management has identified the determination of the allowance for loan losses as the accounting area that requires the most subjective and complex estimates, assumptions, and judgments and, as such, could be the most subject to revision in the near term as new information becomes available. Additionally, management has identified the determination of the value of goodwill as another accounting area that requires complex estimates, assumptions, and judgments.

As noted in the section entitled "Provision for Loan Losses and the Allowance for Loan Losses", Croghan performs a detailed quarterly analysis to assess the adequacy of its allowance for loan losses. This analysis encompasses a variety of factors including the potential loss exposure for individually reviewed loans, the historical loss experience for each loan category (i.e., commercial, real estate, and consumer), the volume of nonperforming loans (i.e., loans in nonaccrual status or past due 90 days or more), the volume of loans past due 30 to 89 days, a segmentation of each loan category by internally-assigned risk grades, any significant changes in lending or loan review staff, an evaluation of current and future local and national economic conditions, any significant changes in the volume or mix of loans within each category, a review of the significant concentrations of credit, and any legal, competitive, or regulatory concerns.

A goodwill impairment evaluation is performed as of July 1 of each year, to substantiate the balance in goodwill by estimating Croghan's implied market value based upon recent bank merger and acquisition transactions. If the results indicate that Croghan's estimated implied value is greater than its total stockholder's equity plus goodwill as of the evaluation date, then no impairment exists. The most recent valuation, performed July 1, 2009 by an independent valuation specialist, supported management's assessment that no impairment adjustments to goodwill were warranted. To date, none of Croghan's goodwill evaluations have revealed the need for an impairment charge. Management does not believe than any significant conditions have changed relating to the goodwill impairment through December 31, 2009.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Croghan Bancshares, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with U.S. generally accepted accounting principles. Internal control over financial reporting of Croghan Bancshares, Inc. and its subsidiary (the "Corporation") includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Corporation;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material effect on the financial statements.

With the supervision and participation of our President and Chief Executive Officer and our Treasurer, management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth for effective internal control over financial reporting as described in the "Internal Control Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Corporation's system of internal control over financial reporting is effective as of December 31, 2009.

This Annual Report does not include an attestation report of the Corporation's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Corporation's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management's report in this Annual Report.



Steven C. Futrell
President and Chief Executive Officer



Kendall W. Rieman
Treasurer

February 12, 2010

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Croghan Bancshares, Inc.
Fremont, Ohio

We have audited the accompanying consolidated balance sheets of Croghan Bancshares, Inc. and its subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Croghan Bancshares, Inc. and its subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Toledo, Ohio
March 26, 2010

Clifton Gunderson LLP

CROGHAN BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

ASSETS	December 31, 2009	2008
	(Dollars in thousands, except par value)	
CASH AND CASH EQUIVALENTS	$ 16,724	$ 10,132
SECURITIES		
Available-for-sale, at fair value	105,792	68,748
Held-to-maturity, at amortized cost, fair value of $526 in 2009 and $512 in 2008	502	504
Restricted stock	3,844	3,729
Total securities	110,138	72,981
LOANS	324,484	349,433
Less: Allowance for loan losses	4,433	3,287
Net loans	320,051	346,146
PREMISES AND EQUIPMENT, NET	6,863	7,181
CASH SURRENDER VALUE OF LIFE INSURANCE	10,946	10,601
GOODWILL	10,430	10,430
CORE DEPOSIT INTANGIBLE ASSET, NET	173	230
ACCRUED INTEREST RECEIVABLE	1,857	1,874
OTHER REAL ESTATE OWNED	2,330	294
OTHER ASSETS	2,476	607
TOTAL ASSETS	$481,988	$460,476

LIABILITIES AND STOCKHOLDERS' EQUITY	2009	2008
LIABILITIES		
Deposits:		
Demand, non-interest bearing	$ 60,072	$ 49,820
Savings, NOW, and Money Market deposits	159,316	143,922
Time	151,331	151,335
Total deposits	370,719	345,077
Federal funds purchased and securities sold under repurchase agreements	16,375	17,351
Federal Home Loan Bank borrowings	35,500	39,500
Dividends payable	549	551
Other liabilities	2,718	3,178
Total liabilities	425,861	405,657
STOCKHOLDERS' EQUITY		
Common stock, $12.50 par value. Authorized 6,000,000 shares; issued 1,914,109 shares	23,926	23,926
Surplus	179	179
Retained earnings	38,187	37,281
Accumulated other comprehensive income	1,044	471
Treasury stock, 200,232 shares in 2009 and 193,251 shares in 2008, at cost	(7,209)	(7,038)
Total stockholders' equity	56,127	54,819
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$481,988	$460,476

The accompanying notes are an integral part of the consolidated financial statements.

CROGHAN BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,		
	2009	2008	2007
	(Dollars in thousands, except per share data)		
INTEREST INCOME			
Loans, including fees	$20,305	$22,677	$25,168
Securities:			
Obligations of U.S. Government agencies and corporations	2,311	2,037	1,327
Obligations of states and political subdivisions	1,064	798	763
Other	220	233	271
Federal funds sold	-	71	223
Deposits in other banks	26	76	-
Total interest income	23,926	25,892	27,752
INTEREST EXPENSE			
Deposits	4,842	6,744	9,324
Other borrowings	1,433	1,416	1,200
Total interest expense	6,275	8,160	10,524
Net interest income	17,651	17,732	17,228
PROVISION FOR LOAN LOSSES	3,000	1,550	100
Net interest income, after provision for loan losses	14,651	16,182	17,128
NON-INTEREST INCOME			
Trust income	898	865	888
Service charges on deposit accounts	1,491	1,569	1,551
Gain on sale of loans	289	-	-
Gain on sale of securities	-	19	-
Other	910	961	1,047
Total non-interest income	3,588	3,414	3,486
NON-INTEREST EXPENSES			
Salaries, wages, and employee benefits	7,574	7,621	7,186
Occupancy of premises	834	900	837
Amortization of core deposit intangible asset	57	58	58
Other operating	5,716	4,947	4,674
Total non-interest expenses	14,181	13,526	12,755
Income before federal income taxes	4,058	6,070	7,859
FEDERAL INCOME TAXES	952	1,718	2,348
NET INCOME	$ 3,106	$ 4,352	$ 5,511
NET INCOME PER SHARE, based on 1,719,509 shares in 2009, 1,732,611 shares in 2008, and 1,763,320 shares in 2007	$ 1.81	$ 2.51	$ 3.13

The accompanying notes are an integral part of the consolidated financial statements.

CROGHAN BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2009, 2008, and 2007

	Common stock	Surplus	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total
	(Dollars in thousands, except per share data)					
BALANCE AT DECEMBER 31, 2006	**$23,926**	**$171**	**$31,961**	**$(206)**	**$(4,689)**	**$51,163**
Comprehensive income:						
Net income	-	-	5,511	-	-	5,511
Change in net unrealized gain (loss), net of related income taxes	-	-	-	363	-	363
Total comprehensive income						5,874
Purchase of 41,051 treasury shares	-	-	-	-	(1,598)	(1,598)
Proceeds from sale of 763 treasury shares	-	8	-	-	21	29
Cash dividends declared, $1.24 per share	-	-	(2,180)	-	-	(2,180)
BALANCE AT DECEMBER 31, 2007	**23,926**	**179**	**35,292**	**157**	**(6,266)**	**53,288**
Cumulative effect of change in accounting principle, net of income taxes	-	-	(149)	-	-	(149)
Comprehensive income:						
Net income	-	-	4,352	-	-	4,352
Change in net unrealized gain, net of reclassification adjustments and related income taxes	-	-	-	314	-	314
Total comprehensive income						4,666
Purchase of 24,560 treasury shares	-	-	-	-	(772)	(772)
Cash dividends declared, $1.28 per share	-	-	(2,214)	-	-	(2,214)
BALANCE AT DECEMBER 31, 2008	**23,926**	**179**	**37,281**	**471**	**(7,038)**	**54,819**
Comprehensive income:						
Net income	-	-	3,106	-	-	3,106
Change in net unrealized gain, net of related income taxes	-	-	-	573	-	573
Total comprehensive income						3,679
Purchase of 6,981 treasury shares	-	-	-	-	(171)	(171)
Cash dividends declared, $1.28 per share	-	-	(2,200)	-	-	(2,200)
BALANCE AT DECEMBER 31, 2009	**$23,926**	**$179**	**$38,187**	**$1,044**	**$(7,209)**	**$56,127**

The accompanying notes are an integral part of the consolidated financial statements.

CROGHAN BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 3,106	$ 4,352	$ 5,511
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	975	1,073	1,054
Provision for loan losses	3,000	1,550	100
Deferred federal income taxes	(441)	(149)	(108)
Gain on sale of loans	(289)	-	-
Loss on sale or write-down of other real estate owned	24	-	-
Federal Home Loan Bank stock dividends	-	(100)	-
Increase in cash value of life insurance	(345)	(374)	(355)
Net amortization of security premiums and discounts	314	75	189
Provision for deferred compensation	8	142	-
Gain on sale of securities	-	(19)	-
Gain on disposal of premises	(39)	-	-
Proceeds from sale of loans, net of originations	180	-	-
Decrease in accrued interest receivable	17	42	355
Decrease (increase) in other assets	(1,767)	23	(29)
Increase (decrease) in other liabilities	175	174	(185)
Net cash provided by operating activities	4,918	6,789	6,532
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from maturities of securities	23,036	14,111	15,909
Proceeds from sales of available-for-sale securities	-	3,899	-
Proceeds from sale of other real estate owned	82	246	-
Proceeds from disposal of premises and equipment	67	124	11
Purchases of available-for-sale securities	(59,523)	(38,993)	(5,114)
Purchase of restricted stock	(115)	-	-
Net decrease (increase) in loans	20,953	(1,080)	6,422
Additions to premises and equipment	(621)	(667)	(756)
Net cash provided by (used in) investing activities	(16,121)	(22,360)	16,472

CROGHAN BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Years ended December 31,		
	2009	**2008**	**2007**
	(Dollars in thousands)		
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase (decrease) in deposits	$25,642	$(17,756)	$ (8,361)
Increase (decrease) in federal funds purchased and securities sold under repurchase agreements	(976)	6,245	(4,282)
Borrowed funds:			
Proceeds	2,000	15,000	19,000
Repayments	(6,000)	-	(12,100)
Proceeds from sale of treasury shares	-	-	29
Cash dividends paid	(2,202)	(2,204)	(2,175)
Purchase of treasury stock	(171)	(772)	(1,598)
Payment of deferred compensation	(498)	(159)	(11)
Net cash provided by (used in) financing activities	17,795	354	(9,498)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,592	(15,217)	13,506
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,132	25,349	11,843
CASH AND CASH EQUIVALENTS AT END OF YEAR	$16,724	$ 10,132	$25,349
SUPPLEMENTAL DISCLOSURES			
Cash paid during the year for:			
Interest	$ 7,094	$ 8,240	$10,773
Federal income taxes	$ 1,400	$ 1,790	$ 2,365
Non-cash operating activities:			
Change in deferred income taxes on net unrealized gain on available-for-sale securities	$ (296)	$ (161)	$ (187)
Cumulative effect of change in accounting principle – other liabilities	$ -	$ (226)	$ -
Deferred income taxes on cumulative effect of change in accounting principle	$ -	$ 77	$ -
Non-cash investing activity:			
Change in net unrealized gain on available-for-sale securities	$ 869	$ 475	$ 550
Non-cash operating and investing activity:			
Transfer of loans to other real estate owned	$ 2,142	$ 540	$ -

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Croghan Bancshares, Inc. (the "Corporation" or "Croghan") was incorporated on September 27, 1983 in the state of Ohio. The Corporation is a bank holding company and has one wholly-owned subsidiary, The Croghan Colonial Bank (the "Bank"). The Corporation, through its subsidiary, operates in one industry segment, the commercial banking industry. The Bank, an Ohio chartered bank organized in 1888, has its main office in Fremont, Ohio and has branch offices located in Bellevue, Clyde, Custar, Fremont, Green Springs, Monroeville, Norwalk and Port Clinton, Ohio. The Bank's primary source of revenue is providing loans to customers primarily located in Sandusky County, Ottawa County, Wood County, the Village of Green Springs and the northwest portion of Huron County, which includes the Cities of Bellevue and Norwalk and the Village of Monroeville. Such customers are predominantly small and middle-market businesses and individuals.

Significant accounting policies followed by the Corporation are presented below.

Use of Estimates in Preparing Financial Statements

In preparing consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during each reporting period. Actual results could differ from those estimates. The most significant estimates susceptible to significant change in the near term relate to the determination of the allowance for loan losses and valuation of goodwill.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

The Bank established a trust department in 1990 and the assets held by the Bank in fiduciary or agency capacities for its customers are not included in the consolidated balance sheets as such items are not assets of the Bank.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold which mature overnight or within four days.

Restrictions on Cash

The Bank was required to have $275,000 of non-interest bearing cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at December 31, 2009 and 2008.

Securities

The Bank has designated substantially all securities as available-for-sale. The Bank has one security designated as held-to-maturity, which is carried at amortized cost. Securities designated as available-for-sale are carried at fair value, with unrealized gains and losses, net of applicable income taxes, on such securities recognized as a separate component of stockholders' equity.

The cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in interest income from securities, principally using the interest method over the terms of the securities. Declines in the fair value of securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

Restricted stock consists primarily of Federal Home Loan Bank of Cincinnati and Federal Reserve Bank of Cleveland stock. Such securities are carried at cost and evaluated for impairment on an annual basis.

Gains and losses on sales of securities are recorded on the trade date, using the specific identification method, and are included in non-interest income.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are stated at their outstanding principal balances, adjusted for charge-offs, the allowance for loan losses, and any deferred loan fees or costs on originated loans. Interest is accrued on the unpaid principal balance. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

The accrual of interest on real estate and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Personal loans are typically charged-off no later than 120 days past due and credit card loans are typically charged-off no later than 180 days past due. All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on nonaccrual loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and secondary components. For loans that are classified as impaired, a specific reserve is established when the discounted cash flow (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers classified (i.e., substandard or special mention) loans which are not impaired, as well as non-classified loans and is generally based on historical loss experience adjusted for qualitative factors. The secondary component is maintained to cover economic and other external factors that could affect management's estimate of probable losses and considers the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential mortgage loans for impairment disclosures.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other Real Estate Owned

Assets acquired through or in lieu of foreclosure are initially recorded at fair value, less estimated costs to sell, and any loan balance in excess of fair value is charged to the allowance for loan losses. Subsequent valuations are periodically performed and any further write-downs are included in other operating expenses, as are gains or losses upon sale and expenses related to maintenance of the properties.

Premises and Equipment

Premises and equipment is stated at cost, less accumulated depreciation. Upon the sale or disposition of the assets, the difference between the depreciated cost and proceeds is charged or credited to income. Depreciation is determined based on the estimated useful lives of the individual assets (typically 20 to 40 years for buildings and 3 to 10 years for equipment) and is computed primarily using the straight-line method.

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Bank has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Servicing

Mortgage servicing rights are recognized as an asset when acquired through sale of loans. Capitalized servicing rights are reported in other assets and amortized to expense in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Mortgage servicing rights are evaluated for impairment based upon the estimated fair value of the rights as compared to amortized cost. Fair value is determined based upon estimated discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance to the extent that fair value is less than the capitalized amount.

Servicing fee income is recorded for fees earned for servicing loans and is included in other operating income, net of amortization of mortgage servicing rights.

Goodwill and Core Deposit Intangible Asset

Goodwill, resulting from the 1996 purchase of Union Bancshares Corp. and the 2005 purchase of The Custar State Bank, is tested for impairment at least annually to determine if an impairment loss has occurred. The core deposit intangible asset arising from the 2005 purchase of The Custar State Bank is being amortized over an eight-year period on a straight-line basis. Estimated future amortization of the core deposit intangible asset is as follows: 2010 and 2011, $58,000; and 2012, $57,000.

Supplemental Retirement Benefits

Annual provisions are made for the estimated liability for accumulated supplemental retirement benefits under agreements with various officers and employees. These provisions are determined based on the terms of the agreements, as well as certain assumptions including estimated service periods and discount rates.

Advertising Costs

All advertising costs are expensed as incurred.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Federal Income Taxes

Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax bases. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns. Benefits from tax positions taken or expected to be taken in a tax return are not recognized if the likelihood that the tax position would be sustained upon examination by a taxing authority is considered to be 50% or less.

The Bank is not currently subject to state and local income taxes.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Per Share Data

Net income per share is computed based on the weighted average number of shares of common stock outstanding during each year. Dividends per share are based on the number of shares outstanding at the declaration date.

Reclassifications

Certain reclassifications of the 2008 amounts have been made to conform with the 2009 presentation.

NOTE 2 - NEW ACCOUNTING STANDARDS

In June 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-01 (formerly FASB No. 168), *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles.* The Accounting Standards Codification (ASC) is the single source of authoritative non-governmental U.S. Generally Accepted Accounting Principles (GAAP). The ASC does not change current GAAP, but is intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents are superseded and all other accounting literature not included in the Codification is considered nonauthoritative. The ASC was effective for financial statements issued for periods ending after September 15, 2009. The adoption of ASU No. 2009-01 did not have a material impact on the consolidated results of operations or financial position of the Corporation as it only required changes to GAAP references in the financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised 2007), "Business Combinations", which is codified in ASC 805-20. ASC 805-20 recognizes and measures the goodwill acquired in a business combination, defines a bargain purchase, and requires the acquirer to recognize that excess as a gain attributable to the acquirer. In contrast, Statement of Financial Accounting Standards No. 141 (SFAS 141) required a bargain purchase or "negative goodwill" to be allocated as a pro rata reduction of the amounts assigned to assets acquired. ASC 805-20 also requires the expensing of transaction costs that were previously capitalized as part of the cost of the transaction under SFAS 141. ASC 805-20 applies prospectively to business combinations for which the acquisition date is on or after December 15, 2008. The Corporation has not entered into any business combination transactions since the effective date of ASC 805-20.

Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133", which is codified in ASC 815-10, requires qualitative disclosures about objectives and strategies for using derivative instruments, quantitative disclosures about fair value amount of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. ASC 815-10 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Since the Corporation has not held any derivative instruments or conducted hedging activities, adoption of ASC 815-10 did not have any impact on the consolidated financial statements.

In April 2009, the FASB issued Staff Positions (FSP) No. 115-2 and No. 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments", which is codified in ASC 320-10-35, which amends existing guidance for determining whether an impairment is other-than-temporary for debt securities. ASC 320-10-35 requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost and fair value is recognized in earnings. For securities that do not meet the aforementioned criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. Additionally, ASC 320-10-35 expands and increases the frequency of existing disclosures about other-than-temporary impairments for debt and equity securities. ASC 320-10-35 is effective for interim and annual reporting periods ending after June 15, 2009. The Corporation adopted ASC 320-10-35 in the second quarter of 2009, but the adoption did not have any impact on the consolidated financial statements since the Corporation did not hold any other-than-temporarily impaired debt securities.

In April 2009, the FASB issued Staff Position No. 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" which is codified in ASC 820-10-65. ASC 820-10-65 emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. ASC 820-10-65 provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. ASC 820-10-65 also requires increased disclosures. ASC 820-10-65 is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. There was no impact on the consolidated financial statements of the Corporation as a result of the adoption of ASC 820-10-65 during the second quarter of 2009.

NOTE 3 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2009 and 2008 consisted of the following:

	2009	2008
	(Dollars in thousands)	
Cash and due from banks	$15,928	$10,099
Interest-bearing deposits in other banks	796	33
Total	$16,724	$10,132

NOTE 4 - SECURITIES

The amortized cost and fair value of securities as of December 31, 2009 and 2008 were as follows:

	2009		2008	
	Amortized cost	Fair value	Amortized cost	Fair value
	(Dollars in thousands)			
Available-for-sale:				
Obligations of U.S. Government agencies and corporations	$ 65,927	$ 66,729	$45,928	$46,481
Obligations of states and political subdivisions	37,933	38,713	21,757	21,917
Other	350	350	350	350
Total available-for-sale	104,210	105,792	68,035	68,748
Held-to-maturity – corporate debt obligation	502	526	504	512
Restricted stock	3,844	3,844	3,729	3,729
Total	$108,556	$110,162	$72,268	$72,989

A summary of gross unrealized gains and losses on securities at December 31, 2009 and 2008 follows:

	2009		2008	
	Gross unrealized gains	Gross unrealized losses	Gross unrealized gains	Gross unrealized losses
	(Dollars in thousands)			
Available-for-sale:				
Obligations of U.S. Government agencies and corporations	$1,153	$351	$ 588	$ 35
Obligations of states and political subdivisions	871	91	440	280
Total available-for-sale	2,024	442	1,028	315
Held-to-maturity – corporate debt obligation	24	-	8	-
Total	$2,048	$442	$1,036	$315

NOTE 4 – SECURITIES (CONTINUED)

The amortized cost and fair value of securities at December 31, 2009, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-sale		Held-to-maturity	
	Amortized cost	Fair value	Amortized cost	Fair value
	(Dollars in thousands)			
Due in one year or less	$ 1,516	$ 1,530	$ -	$ -
Due after one year through five years	15,176	15,817	502	526
Due after five years through ten years	21,311	21,781	-	-
Due after ten years	65,857	66,314	-	-
Other equity security having no maturity date	350	350	-	-
Total	$104,210	$105,792	$502	$526

Securities with a carrying value of $72,201,000 at December 31, 2009 and $52,608,000 at December 31, 2008 were pledged to secure public deposits and for other purposes as required or permitted by law.

Restricted stock primarily consists of investments in Federal Home Loan Bank of Cincinnati and Federal Reserve Bank of Cleveland stock. The Bank's investment in Federal Home Loan Bank of Cincinnati stock amounted to $2,551,000 at December 31, 2009 and 2008. The Bank's investment in Federal Reserve Bank of Cleveland stock amounted to $1,118,000 at December 31, 2009 and 2008.

Gross gains realized from sales of securities available-for-sale amounted to $26,000 in 2008, with the income tax provision applicable to such gains amounting to $9,000. Gross losses realized from sales of securities available-for-sale amounted to $7,000 in 2008, with the income tax provision applicable to such losses amounting to $2,000. There were no gross gains or losses realized from sales of securities available-for-sale for 2009 and 2007.

NOTE 4 - SECURITIES (CONTINUED)

The following presents gross unrealized losses and fair value of securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2009 and 2008:

	Securities in a continuous unrealized loss position					
	Less than 12 months		12 months or more		Total	
	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value
	(Dollars in thousands)					
2009						
Obligations of U.S. Government agencies and corporations	$295	$26,151	$56	$1,931	$351	$28,082
Obligations of states and political subdivisions	84	7,678	7	226	91	7,904
Total temporarily impaired securities	$379	$33,829	$63	$2,157	$442	$35,986
2008						
Obligations of U.S. Government agencies and corporations	$ 35	$ 9,597	$ -	$ -	$ 35	$ 9,597
Obligations of states and political subdivisions	280	5,988	-	-	280	5,988
Total temporarily impaired securities	$315	$15,585	$ -	$ -	$315	$15,585

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2009, there were 16 securities in an unrealized loss position, with two being in a continuous unrealized loss position for twelve months or more. When evaluating these securities for impairment, management considers the issuer's financial condition, whether the securities are issued by federally-sponsored government agencies or political subdivisions, whether downgrades by the bond rating agencies have occurred, industry analyst reports, and volatility in the bond market. Management has concluded that the unrealized losses as of December 31, 2009 were primarily the result of customary and expected fluctuations in the bond market related to changes in interest rates. As management has the ability and intent to hold debt securities until maturity, or for a period of time sufficient to allow for any anticipated recovery in fair value for securities classified as available-for-sale, all security impairments as of December 31, 2009 are considered temporary.

NOTE 5 - LOANS

Loans at December 31, 2009 and 2008 consisted of the following:

	2009	2008
	(Dollars in thousands)	
Commercial, financial, and agricultural	$ 27,311	$ 32,566
Real estate:		
Residential mortgage	129,931	147,050
Non-residential mortgage	146,485	142,452
Construction	5,828	9,952
Consumer	12,333	14,843
Credit card	2,596	2,570
Total	$324,484	$349,433

Fixed-rate loans amounted to $95,772,000 at December 31, 2009 and $95,954,000 at December 31, 2008.

The Bank's investment in impaired loans amounted to $5,903,000 at December 31, 2009 and $1,845,000 at December 31, 2008. The following information is provided with respect to impaired loans:

	2009	2008	2007
	(Dollars in thousands)		
Average investment in impaired loans	$5,024	$1,661	$3,119
Interest income recognized on impaired loans	$ 33	$ 39	$ 176
Interest income recognized on a cash basis on impaired loans	$ 33	$ 39	$ 176

Impaired loans have a related allowance for loan losses of $249,000 at December 31, 2009 and $114,000 at December 31, 2008. The following is a summary of the activity in the allowance for loan losses of impaired loans, which is part of the Bank's overall allowance for loan losses summarized in Note 6, for the years ended December 31, 2009, 2008, and 2007:

	2009	2008	2007
	(Dollars in thousands)		
Balance at beginning of year	$ 114	$ 909	$ 865
Provision charged to operations	1,172	649	116
Loans charged-off	(1,037)	(1,444)	(72)
Balance at end of year	$ 249	$ 114	$ 909

No additional funds are committed to be advanced in connection with impaired loans.

Loans on nonaccrual of interest amounted to $5,903,000 at December 31, 2009 and $1,845,000 at December 31, 2008. Loans 90 days or more past due and still accruing interest amounted to $45,000 at December 31, 2009 and $334,000 at December 31, 2008.

NOTE 5 - LOANS (CONTINUED)

Certain directors and executive officers, including their immediate families and companies in which they are principal owners, are loan customers of the Bank. Such loans are made in the ordinary course of business in accordance with the Bank's normal lending policies, including the interest rate charged and collateralization, and do not represent more than a normal collection risk. Such loans amounted to $1,108,000 and $1,101,000 at December 31, 2009 and 2008, respectively. The following is a summary of activity during 2009, 2008, and 2007, with loan renewals included in additions and repayments:

	Balance at beginning	Additions	Repayments	Balance at end
		(Dollars in thousands)		
2009	$1,101	$237	$230	$1,108
2008	$ 864	$442	$205	$1,101
2007	$ 848	$133	$117	$ 864

Most of the Bank's lending activity is with clients primarily located within Sandusky County, Ottawa County, Wood County, the Village of Green Springs, and a portion of Huron County. Credit concentrations, as determined using the North American Industry Classification System, that exceeded 5% of total loans at December 31, 2009 and 2008 included $20,183,000 and $23,918,000, respectively, to borrowers in the construction industry; $26,945,000 and $31,255,000, respectively, to borrowers in the accommodation and food service industry; and $32,733,000 and $39,708,000, respectively, to borrowers in the manufacturing industry.

The construction industry concentration includes loans to residential and commercial contractors who construct or install roads, sewers, bridges, homes, hotels, motels, apartment or commercial buildings, electrical and plumbing infrastructure, and air comfort systems. These loans are generally secured by real property, equipment, and receivables. Repayment is expected from cash flow from providing such services. The accommodation and food service industry concentration includes loans for the construction, purchase, and operation of hotels, restaurants, lounges, and campgrounds. These loans are generally secured by real property and equipment. Repayment is expected from cash flow from providing accommodations and food service to tourists, primarily visiting the Lake Erie region. The manufacturing industry concentration includes loans to local manufacturers who produce goods for a wide variety of industries, including chemical, automotive, and food processing. These loans are generally secured by real property, equipment, and receivables. Repayment is expected from cash flows generated from these operations.

Credit losses arising from the Bank's lending experience in these industries compare favorably with the Bank's loss experience on its loan portfolio as a whole. Credit evaluation of construction industry and accommodation and food service industry lending is based on an evaluation of cash flow coverage of principal and interest payments and the adequacy of collateral received.

NOTE 6 - ALLOWANCE FOR LOAN LOSSES

The following represents a summary of the activity in the allowance for loan losses for the years ended December 31, 2009, 2008, and 2007:

	2009	2008	2007
		(Dollars in thousands)	
Balance at beginning of year	$3,287	$3,358	$3,600
Provision charged to operations	3,000	1,550	100
Loans charged-off	(2,021)	(1,741)	(499)
Recoveries of loans charged-off	167	120	157
Balance at end of year	$4,433	$3,287	$3,358

NOTE 7 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment at December 31, 2009 and 2008:

	2009	2008
	(Dollars in thousands)	
Land and improvements	$ 1,374	$ 1,339
Buildings	10,565	10,283
Equipment	6,294	6,054
	18,233	17,676
Less accumulated depreciation	11,370	10,495
Premises and equipment, net	$ 6,863	$ 7,181

Depreciation of premises and equipment amounted to $911,000 in 2009, $1,016,000 in 2008, and $996,000 in 2007.

NOTE 8 - SECONDARY MARKET LENDING

During 2009, the Bank commenced selling substantially all qualified fixed-rate residential real estate loans which it originates. During 2009, the Bank sold approximately $13,900,000 of loans resulting in net gains of $289,000, including $109,000 of gains resulting from capitalized mortgage servicing rights. The unpaid principal balances of mortgage loans serviced for others, approximating $13,454,000 at December 31, 2009, are not included in the accompanying 2009 consolidated balance sheet. Amortization of mortgage servicing rights amounted to $7,000 in 2009 and is reported as a reduction of other operating income. Mortgage servicing rights are included in other assets in the 2009 consolidated balance sheet and amounted to $102,000 at December 31, 2009.

NOTE 9 - DEPOSITS

Time deposits at December 31, 2009 and 2008 included individual deposits of $100,000 and over amounting to $50,095,000 and $46,790,000, respectively. Interest expense on time deposits of $100,000 or more amounted to $1,340,000 in 2009, $1,495,000 in 2008, and $1,541,000 in 2007.

At December 31, 2009, the scheduled maturities of time deposits were as follows (dollars in thousands):

2010	$ 88,615
2011	38,726
2012	10,534
2013	10,008
2014	1,028
Thereafter	2,420
Total	$151,331

NOTE 10 - BORROWED FUNDS

At December 31, 2009 and 2008, all borrowed funds consisted of Federal Home Loan Bank borrowings as follows:

	2009	2008
	(Dollars in thousands)	
Secured note, with interest at 4.62%, due March 2009	$ -	$ 4,000
Secured notes, with interest at 3.87%, due December 2010	10,000	10,000
Secured note, with interest at 4.32%, due February 2011	3,000	3,000
Secured note, with interest at 2.88%, due April 2011	5,000	5,000
Secured note, with interest at 3.87%, due September 2011	5,000	5,000
Secured note, with interest at 4.86%, due December 2012	2,500	2,500
Secured note, with interest at 2.74%, due December 2013	5,000	5,000
Secured note, with interest at 4.45%, due February 2017	5,000	5,000
Total	$35,500	$39,500

Scheduled maturities of borrowed funds, all fixed-rate, at December 31, 2009 were as follows (dollars in thousands):

2010	$10,000
2011	13,000
2012	2,500
2013	5,000
2017	5,000
Total	$35,500

The Federal Home Loan Bank notes require monthly interest payments and are secured by stock in the Federal Home Loan Bank of Cincinnati and eligible mortgage loans totaling $188,686,000 at December 31, 2009.

At December 31, 2009, the Bank has available borrowings of $57,551,000 under its line of credit with the Federal Home Loan Bank. In addition, the Bank had $16,500,000 of short-term borrowing availability at December 31, 2009, under lines of credit with two correspondent banks.

NOTE 11 - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Bank may be required to provide additional collateral based on the fair value of the underlying securities.

NOTE 12 - OTHER COMPREHENSIVE INCOME

The changes in the components of other comprehensive income and related tax effects were as follows for the years ended December 31, 2009, 2008, and 2007:

	2009	2008	2007
	(Dollars in thousands)		
Unrealized gains on available-for-sale securities	$869	$494	$550
Reclassification adjustments for securities gains included in income	-	(19)	-
Net unrealized gains	869	475	550
Tax effect	296	161	187
Net-of-tax amount	$573	$314	$363

NOTE 13 - OTHER OPERATING EXPENSES

The following is a summary of other operating expenses for the years ended December 31, 2009, 2008, and 2007:

	2009	2008	2007
		(Dollars in thousands)	
Equipment and vehicle	$1,195	$1,263	$1,196
Professional and examination	711	622	619
FDIC premium assessments	669	50	43
Postage, stationery, and supplies	542	523	513
State franchise and other taxes	516	500	496
Advertising and marketing	192	208	179
Third party computer processing	275	290	241
MasterCard franchise and processing	152	141	155
Other	1,464	1,350	1,232
Total	$5,716	$4,947	$4,674

NOTE 14 - FEDERAL INCOME TAXES

The provision for federal income taxes consisted of the following for 2009, 2008, and 2007:

	2009	2008	2007
		(Dollars in thousands)	
Current	$1,393	$1,867	$2,456
Deferred	(441)	(149)	(108)
Total	$ 952	$1,718	$2,348

The income tax provision attributable to income from operations differs from the amounts computed by applying the U.S. federal income tax rate of 34% to income before federal income taxes as a result of the following:

	2009	2008	2007
		(Dollars in thousands)	
Expected tax using statutory tax rate of 34%	$1,380	$2,064	$2,672
Increase (decrease) in tax resulting from:			
Tax-exempt income on state and municipal securities and political subdivision loans	(364)	(274)	(264)
Interest expense associated with carrying certain state and municipal securities and political subdivision loans	27	27	34
Increase in cash value of life insurance policies	(117)	(127)	(121)
Other, net	26	28	27
Total	$ 952	$1,718	$2,348

The deferred federal income tax credit of $441,000 in 2009, $149,000 in 2008, and $108,000 in 2007, resulted from the tax effects of temporary differences. There was no impact for changes in tax laws and rates or changes in the valuation allowance for deferred tax assets.

NOTE 14 - FEDERAL INCOME TAXES (CONTINUED)

The tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets at December 31, 2009 and 2008 are presented below:

	2009	2008
	(Dollars in thousands)	
Deferred tax liabilities:		
Unrealized gain on securities available-for-sale	$ 538	$ 242
Purchase accounting basis difference	236	279
Depreciation of premises and equipment	154	199
Federal Home Loan Bank stock dividends	455	455
Direct financing leases	278	353
Deferred loan costs and other	129	75
Total deferred tax liabilities	1,790	1,603
Deferred tax assets:		
Allowance for loan losses	1,087	697
Accrued expenses and other	516	574
Total deferred tax assets	1,603	1,271
Net deferred tax liabilities	$ 187	$ 332

The net deferred tax liabilities at December 31, 2009 and 2008 are included in other liabilities in the consolidated balance sheets.

Management believes it is more likely than not that the benefit of deferred tax assets will be realized. Consequently, no valuation allowance for deferred tax assets is deemed necessary as of December 31, 2009 and 2008.

The Corporation has adopted the policy of classifying any interest and penalties resulting from the filing of its income tax returns in the provision for income taxes. In management's determination, the Corporation has no tax positions for which it deems reasonably possible that the total amounts of the unrecognized tax benefit will significantly increase or decrease within the 12 months subsequent to December 31, 2009 and 2008. The tax years that remain open and subject to examination as of December 31, 2009 are years 2006 – 2008 for Federal and the state of Ohio.

NOTE 15 - EMPLOYEE BENEFITS

The Bank sponsors The Croghan Colonial Bank 401(k) Profit Sharing Plan, a defined contribution plan which provides for both profit sharing and employer matching contributions. The Plan permits the investing in the Corporation's stock subject to various limitations. The Bank's profit sharing and matching contributions to the 401(k) profit sharing plan for the years ended December 31, 2009, 2008, and 2007 amounted to $353,000, $357,000, and $334,000, respectively. The sale of shares from treasury in 2007 represented shares purchased by the Plan. As of December 31, 2009, the Plan held 21,132 shares of the Corporation's common stock.

The Bank has entered into various split-dollar life insurance arrangements, including agreements with certain officers and employees of the Bank to provide for supplemental retirement benefits. All split-dollar policies required the payment of single premiums. The cash value of all split-dollar policies amounted to $10,946,000 and $10,601,000 at December 31, 2009 and 2008, respectively.

During 2007, the FASB issued Emerging Issues Task Force 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsed Split-Dollar Life Insurance Arrangements, which is codified in ASC 715-60, which requires an employer to recognize a liability for postemployment death benefits provided under endorsement split-dollar agreements. An endorsement split-dollar agreement is an arrangement whereby an employer owns a life insurance policy that covers the life of an employee and, pursuant to a separate agreement, endorses a portion of the policy's death benefits to the insured employee's beneficiary. ASC 715-60 clarifies that such liability be provided over the estimated service period of the employee rather than over the life expectancy of the employee. As a result of the adoption of ASC 715-60, effective January 1, 2008, the Bank recognized a cumulative effect adjustment (decrease) to retained earnings of $149,000 representing additional liability ($226,000) required to be provided under ASC 715-60 relating to the Bank's agreements, net of deferred income taxes ($77,000).

In connection with the agreements, the Bank provided an estimated liability for accumulated supplemental retirement benefits of $215,000 at December 31, 2009 and $705,000 at December 31, 2008, which is included in other liabilities in the accompanying consolidated balance sheets. During the fourth quarter of 2008, these agreements were amended for certain former and current executive officers. Under the terms of the amended agreements, these individuals have agreed to accept specified accelerated payments based on a discount rate of 6.0%. The Bank made payments in January 2009 of $498,000 and in January 2010 of $72,000 under the amended agreements.

The Bank recognized a provision for deferred compensation of $8,000 in 2009 and $142,000 in 2008 (none in 2007).

No other postretirement or postemployment benefits are offered to retirees or employees.

The stockholders of the Corporation have approved the adoption of a stock option and incentive plan. However, no options or incentives have been awarded under the plan.

NOTE 16 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are primarily loan commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated balance sheets. The contract amount of these instruments reflects the extent of involvement the Bank has in these financial instruments.

The Bank's exposure to credit loss in the event of the nonperformance by the other party to the financial instruments for loan commitments to extend credit and letters of credit is represented by the contractual amounts of these instruments. The Bank uses the same credit policies in making loan commitments as it does for on-balance sheet loans.

The following financial instruments whose contract amount represents credit risk were outstanding at December 31, 2009 and 2008:

	Contract amount	
	2009	2008
	(Dollars in thousands)	
Commitments to extend credit, including commitments to grant loans and unfunded commitments under lines of credit	$69,749	$73,821
Standby letters of credit	$ 1,526	$ 258

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable; inventory; property, plant, and equipment; and income-producing commercial properties.

Standby letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party and are reviewed for renewal at expiration. At December 31, 2009, standby letters of credit aggregating $1,526,000 with $1,515,000 expiring in 2010 and $11,000 expiring in 2011. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. The Bank requires collateral supporting these commitments when deemed necessary.

NOTE 17 - REGULATORY MATTERS

The Corporation (on a consolidated basis) and Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and Bank to maintain minimum amounts and ratios (set forth below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2009 and 2008, that the Corporation and Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2009, the most recent notification from federal and state banking agencies categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", an institution must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following. There are no conditions or events since that notification that management believes have changed the Bank's category.

NOTE 17 - REGULATORY MATTERS (CONTINUED)

The actual capital amounts and ratios of the Corporation and Bank as of December 31, 2009 and 2008 are also presented in the following:

	Actual		Minimum capital requirement		Minimum to be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2009						
Total Capital (to Risk Weighted Assets)						
Consolidated	$48,693	14.6%	$26,700	≥ 8.0%	N/A	N/A
Bank	46,331	13.9%	26,672	≥ 8.0%	$33,341	≥ 10.0%
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	44,470	13.3%	13,350	≥ 4.0%	N/A	N/A
Bank	39,108	11.7%	13,336	≥ 4.0%	20,004	≥ 6.0%
Tier I Capital (to Average Assets)						
Consolidated	44,470	9.5%	18,638	≥ 4.0%	N/A	N/A
Bank	39,108	8.4%	18,624	≥ 4.0%	23,280	≥ 5.0%
As of December 31, 2008						
Total Capital (to Risk-Weighted Assets)						
Consolidated	$46,975	13.9%	$27,077	≥ 8.0%	N/A	N/A
Bank	45,564	13.5%	27,049	≥ 8.0%	$33,812	≥ 10.0%
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	43,688	12.9%	13,539	≥ 4.0%	N/A	N/A
Bank	38,277	11.3%	13,525	≥ 4.0%	20,287	≥ 6.0%
Tier I Capital (to Average Assets)						
Consolidated	43,688	9.8%	17,796	≥ 4.0%	N/A	N/A
Bank	38,277	8.6%	17,782	≥ 4.0%	22,228	≥ 5.0%

NOTE 17 - REGULATORY MATTERS (CONTINUED)

On a parent company only basis, the Corporation's primary source of funds are dividends paid by the Bank. The ability of the Bank to pay dividends is subject to limitations under various laws and regulations, and to prudent and sound banking principles. Generally, subject to certain minimum capital requirements, the Bank may declare a dividend without the approval of the State of Ohio Division of Financial Institutions, unless the total dividends in a calendar year exceed the total of its net profits for the year combined with its retained profits of the two preceding years. Under these provisions, $2,188,000 was available for dividends on January 1, 2010, without the need to obtain the approval of the State of Ohio Division of Financial Institutions.

The Board of Governors of the Federal Reserve System generally considers it to be an unsafe and unsound banking practice for a bank holding company to pay dividends except out of current operating income, although other factors such as overall capital adequacy and projected income may also be relevant in determining whether dividends should be paid.

NOTE 18 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION

A summary of condensed financial information of the parent company as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 was as follows:

CONDENSED BALANCE SHEETS	**2009**	**2008**
	(Dollars in thousands)	
Assets:		
Cash	$ 18	$ -
Dividends receivable from subsidiary	549	551
Investment in subsidiary	50,765	49,408
Subordinated note receivable from subsidiary, including accrued interest of $25 in 2009 and $94 in 2008	5,025	5,094
Available-for-sale security	350	350
Total assets	$56,707	$55,403
Liability – dividends and other payables	$ 580	$ 584
Stockholders' equity:		
Common stock	23,926	23,926
Surplus	179	179
Retained earnings	38,187	37,281
Accumulated other comprehensive income	1,044	471
Treasury stock	(7,209)	(7,038)
Total stockholders' equity	56,127	54,819
Total liabilities and stockholders' equity	$56,707	$55,403

NOTE 18 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION (CONTINUED)

CONDENSED STATEMENTS OF OPERATIONS	2009	2008	2007
	(Dollars in thousands)		
Income – dividends from subsidiary	$2,300	$2,897	$5,378
Interest income on subordinated note from subsidiary	200	200	200
Professional fees, interest, and other expenses	(167)	(123)	(209)
Income before income taxes and equity in undistributed net income of subsidiary	2,333	2,974	5,369
Federal income tax provision (credit)	11	26	(3)
Income before equity in undistributed net income of subsidiary	2,322	2,948	5,372
Equity in net income of subsidiary, less dividends	784	1,404	139
Net income	$3,106	$4,352	$5,511

CONDENSED STATEMENTS OF CASH FLOWS	2009	2008	2007
	(Dollars in thousands)		
Cash flows from operating activities:			
Net income	$3,106	$4,352	$5,511
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in net income of subsidiary, less dividends	(784)	(1,404)	(139)
Decrease (increase) in dividends receivable	2	(10)	95
Decrease in accrued interest receivable	69	6	1
Decrease in other assets	-	3	21
Increase (decrease) in other liabilities	(2)	16	(155)
Net cash provided by operating activities	2,391	2,963	5,334
Cash flows from financing activities:			
Repayment of borrowed funds	-	-	(1,600)
Proceeds from sale of treasury shares	-	-	29
Cash dividends paid	(2,202)	(2,204)	(2,175)
Purchase of treasury shares	(171)	(772)	(1,598)
Net cash used in financing activities	(2,373)	(2,976)	(5,344)
Net increase (decrease) in cash	18	(13)	(10)
Cash at beginning of year	-	13	23
Cash at end of year	$ 18	$ -	$ 13

Under a program initially approved by the Board of Directors in 2002, the Corporation periodically purchases shares of its common stock in the over-the-counter market. Continuation of the program is approved by the Board of Directors on a regular basis.

The decision whether to purchase shares, the number of shares to be purchased and the price to be paid depends upon the availability of shares, prevailing market prices, and other possible considerations which might affect the advisability of purchasing shares. Since the February 2002 inception of the stock buy-back program, the Corporation has repurchased 208,294 common shares in the open market, with 200,232 shares remaining as treasury stock at December 31, 2009.

NOTE 19 - FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Corporation adopted the provisions of SFAS No. 157, Fair Value Measurements, which is codified in ASC 820-10. ASC 820-10 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.

ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are independent, knowledgeable, and both able and willing to transact.

Nonfinancial assets and liabilities measured at fair value on a recurring basis include reporting units measured at fair value in the first step of a goodwill impairment test. Nonfinancial assets measured at fair value on a nonrecurring basis include nonfinancial assets and liabilities measured at fair value in the second step of a goodwill impairment test, as well as intangible assets and other nonfinancial long-lived assets measured at fair value for impairment assessment, such as other real estate owned. In accordance with Financial Accounting Standards Board Staff Position (FSP) No. 157-2, Effective Date of FASB Statement No. 157, the Corporation delayed the application of ASC 820-10 for the disclosure of the fair value measurements of nonfinancial assets and liabilities until January 1, 2009.

ASC 820-10 requires the use of valuation techniques that are consistent with the market approach, the income approach, and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, ASC 820-10 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Corporation's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Corporation's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

There were no financial instruments measured at fair value that moved to a lower level in the fair value hierarchy due to the lack of observable quotes in inactive markets for those instruments at December 31, 2009 and 2008.

NOTE 19 - FAIR VALUE MEASUREMENTS (CONTINUED)

The following summarizes financial assets (there were no financial liabilities) measured at fair value as of December 31, 2009 and 2008, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value
		(Dollars in thousands)		
2009				
Recurring:				
Securities available-for-sale	$ -	$105,792	$ -	$105,792
Nonrecurring:				
Other real estate owned	$ -	$ -	$2,330	$ 2,330
Impaired loans	-	-	5,654	5,654
Total nonrecurring	$ -	$ -	$7,984	$ 7,984
2008				
Recurring:				
Securities available-for-sale	$ -	$ 68,748	$ -	$ 68,748
Nonrecurring:				
Impaired loans	$ -	$ -	$1,731	$ 1,731

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, follows.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality, the Corporation's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Corporation's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Corporation's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Securities Available-for-Sale

Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would typically include government bonds and exchange traded equities. If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include corporate and municipal bonds, mortgage-backed securities, and asset-backed securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. The Corporation did not have any securities classified as Level 1 or Level 3 at December 31, 2009 and 2008.

Impaired Loans

The Corporation does not record impaired loans at fair value on a recurring basis. However, periodically, a loan is considered impaired and is reported at the fair value of the underlying collateral, less estimated costs to sell, if repayment is expected solely from the collateral. Collateral values are estimated using Level 2 inputs, including recent appraisals and Level 3 inputs based on customized discounting criteria. Due to the significance of the Level 3 inputs, impaired loans fair values have been classified as Level 3.

Other Real Estate Owned

The Corporation values other real estate owned at the estimated fair value of the underlying collateral less expected selling costs. Such values are estimated primarily using appraisals and reflect a market value approach. Due to the significance of the Level 3 inputs, other real estate owned has been classified as Level 3.

NOTE 20 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of recognized financial instruments at December 31, 2009 and 2008 was as follows:

	2009		2008	
	Carrying amount	**Estimated fair value**	**Carrying amount**	**Estimated fair value**
	(Dollars in thousands)			
FINANCIAL ASSETS				
Cash and cash equivalents	$ 16,724	$ 16,724	$ 10,132	$ 10,132
Securities	110,138	110,162	72,981	72,989
Loans, net	320,051	320,047	346,146	354,065
Total	$446,913	$446,933	$429,259	$437,186
FINANCIAL LIABILITIES				
Deposits	$370,719	$372,312	$345,077	$346,575
Federal funds purchased and securities sold under repurchase agreements	16,375	16,327	17,351	16,575
Federal Home Loan Bank borrowings	35,500	37,108	39,500	41,036
Total	$422,594	$425,747	$401,928	$404,186

The preceding summary does not include accrued interest receivable, cash surrender value of life insurance, dividends payable, and other liabilities which are also considered financial instruments. The estimated fair value of such items is considered to be their carrying amount.

The Bank also has unrecognized financial instruments which relate to commitments to extend credit and standby letters of credit. The contract amount of such financial instruments, $71,275,000 at December 31, 2009 and $74,079,000 at December 31, 2008, is considered to be the fair value since they represent commitments at current interest rates.

The following methods and assumptions were used to estimate fair value of each class of financial instruments:

Cash and Cash Equivalents

Fair value is determined to be the carrying amount for these items because they represent cash or mature in 90 days or less and do not represent unanticipated credit concerns.

Securities

The fair value of securities (both available-for-sale and held-to-maturity) is determined based on quoted market prices of the individual securities or, if not available, estimated fair value was obtained by comparison to other known securities with similar risk and maturity characteristics. Such value does not consider possible tax ramifications or estimated transaction costs. The fair value of restricted stock is considered to be its carrying amount.

Loans

Fair value for loans was estimated for portfolios of loans with similar financial characteristics. For adjustable rate loans, which re-price at least annually and generally possess low risk characteristics, the carrying amount is believed to be a reasonable estimate of fair value. For fixed-rate loans, the fair value is estimated based on a discounted cash flow analysis, considering weighted average rates and terms of the portfolio, adjusted for credit and interest rate risk inherent in the loans. Fair value for nonperforming loans is based on recent appraisals or estimated discounted cash flows. The estimated value of credit card loans is based on existing loans and does not include the value that relates to estimated cash flows from new loans generated from existing cardholders over the remaining life of the portfolio.

NOTE 20 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Deposit Liabilities

The fair value of core deposits, including demand deposits, savings accounts, and certain money market deposits, is the amount payable on demand. The fair value of fixed-maturity certificates of deposit is estimated using the rates offered at year end for deposits of similar remaining maturities. The estimated fair value does not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the marketplace.

Other Financial Instruments

The fair value of federal funds purchased and securities sold under repurchase agreements, as well as Federal Home Loan Bank borrowings is determined based on a discounted cash flow analysis using current interest rates.

The fair value estimates of financial instruments are made at a specific point in time based on relevant market information. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

NOTE 21 - COMMITMENTS AND CONTINGENCIES

The Bank has entered into multi-year agreements to lease certain of its facilities, as well as equipment under various short-term operating leases. Rent expense under these various agreements amounted to $76,000 in 2009, $55,000 in 2008 and $45,000 in 2007. Future minimum lease payments under long-term operating leases aggregate $290,000 at December 31, 2009 as follows: 2010, $54,000; 2011 through 2013, $55,000; 2014, $49,000; and 2015, $22,000.

In the normal course of business, the Corporation and its subsidiary may be involved in various legal actions, but in the opinion of management and its legal counsel, the ultimate disposition of such matters is not expected to have a material adverse effect on the consolidated financial statements.

NOTE 22 - QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of selected quarterly financial data (unaudited) for the years ended December 31, 2009 and 2008:

	Interest income	Net interest income	Net income	Net income per share
	(Dollars in thousands, except per share data)			
2009				
First quarter	$6,014	$4,369	$ 871	$ .51
Second quarter	6,013	4,411	873	.51
Third quarter	5,954	4,396	371	.22
Fourth quarter	5,945	4,475	991	.57
2008				
First quarter	$6,574	$4,226	$ 812	$ .47
Second quarter	6,418	4,376	1,195	.68
Third quarter	6,529	4,554	1,255	.73
Fourth quarter	6,371	4,576	1,090	.63

NOTE 23 – NEWLY-ISSUED BUT NOT EFFECTIVE ACCOUNTING STANDARDS

ASC 860-10 addresses accounting for transfers of financial assets. Among other requirements, ASC 860-10 removes the concept of qualifying special purpose entity and removes the exception from applying consolidation of variable interest entities to qualifying special-purpose entities. The objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. The Corporation is required to adopt ASC 860-10 effective January 1, 2010. Among other things, ASC 860-10 applies to any transfer of financial assets, which for the Corporation primarily relates to loan participations sold. The adoption is not expected to have a material impact on the Corporation's consolidated financial statements.

NOTE 24 - SUBSEQUENT EVENTS

Management evaluated subsequent events through the date the consolidated financial statements were issued. Events or transactions occurring after December 31, 2009, but prior to when the consolidated financial statements were issued, that provided additional evidence about conditions that existed at December 31, 2009, have been recognized in the consolidated financial statements for the year ended December 31, 2009. Events or transactions that provided evidence about conditions that did not exist at December 31, 2009, but arose before the consolidated financial statements were issued, have not been recognized in the consolidated financial statements for the year ended December 31, 2009.

Directors

Croghan Bancshares, Inc.
The Croghan Colonial Bank

Michael D. Allen Sr.
Executive Vice President/General Manager
International Metal Hose Company

James E. Bowlus
President/Treasurer
Fremont Candy & Cigar, Inc.

James R. Faist
Vice President of Finance
Crown Battery Manufacturing Company

Steven C. Futrell
President/CEO
The Croghan Colonial Bank

Claire F. Johansen
Owner
Lane of Dreams Farm LLC

Stephen A. Kemper
Owner
Kemper Iron & Metal Company

Daniel W. Lease
Vice President Administration/CFO
Whetstone Technology LLC

Thomas W. McLaughlin
Vice President/CFO
Underground Utilities, Inc.

Allan E. Mehlow
Chief Financial Officer
The Mosser Group/WMOG Inc.

Gary L. Zimmerman
President
Swint-Reineck Hardware, Inc.

Officers

Croghan Bancshares, Inc.

Steven C. Futrell
President/CEO

Thomas J. Elder Jr.
Vice President

Barry F. Luse
Vice President/Secretary

Kendall W. Rieman
Vice President/Treasurer

John C. Hoffman
Assistant Treasurer

Directors Emeriti

Ted L. Hilty
Thomas F. Hite
Don W. Miller
Robert H. Moyer
Albert C. Nichols
J. Terrence Wolfe
Claude E. Young

Senior Management

Jodi A. Albright
Thomas J. Elder Jr.
Steven C. Futrell
Michael J. Hartenstein
Barry F. Luse
Kendall W. Rieman
Pamela J. Swint